THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON


02002921

620 Avenue of the Americas, 6 Floor, NY, NY 10011

DEPOSITARY RECEIPTS

January 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Novgorodtelecom JSC
Exemption No.: 82-4840

Dear Sir or Madam:

In connection with Novgorodtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b), enclosed please find the Circular to the Shareholders about the Reorganization of the Company, the Agenda of the Shareholders' Meeting held on November 21, 2001, the List of Affiliated Persons of Novgorodtelecom PLC on October 1, 2001, the Act of the Revisions of the Financial-Economic Activities of the Company, the Charter of the Company, the Quarterly Report of the Company for the IV Quarter of 2000.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9716, which was declared effective by The SEC on December 8, 1998.

Sincerely,

Tatyana Vesselovskaya
Account Administrator

dlw 2/7

September 25, 2001.


02 FEB -5 AM 8:30

THE CIRCULAR to the SHAREHOLDERS About the REORGANIZATION

Dear shareholder of the JSC "Novgorodtelecom"!

On behalf of the Board of directors and management of the JSC "Novgorodtelecom" we present to you the information on the scheduled affiliation of nine joint-stock companies granting the service of electric communication in Northwest district of Russia - JSC " the Petersburg telephone net ", JSC "Murman electric communication" of the Murmansk area, JSC "Artelecom" of the Archangelical area, JSC "Electric communication" of the Kaliningrad area, JSC "Electric communication" of Republic Kareliya, JSC "Novgorodtelecom" of the Novgorod area, OAO "Electric communication" of the Vologda area, OAO "Electric communication" of the Pskov area and OAO "Cherepovets electric communication" of the Cherepovets, Vologda area (further also - "Company").

The board of directors of JSC "Novgorodtelecom" is satisfied with the outcomes of the conducted preparatory activity and the stipulated terms of participation in the affiliation of JSC "Novgorodtelecom" and on the sitting which took place on 25 September, 2001, the solutions on the expediency of the participation of JSC "Novgorodtelecom" in affiliation and about the preliminary endorsing of the conditions of affiliation was accepted. Now the question on the participation of JSC "Novgorodtelecom" in affiliation and the conditions of such a participation is submitted for the consideration and also for the final confirmation for you and all of our shareholders on the impending extraordinary general meeting of the shareholders of JSC "Novgorodtelecom", which is called on November 21, 2001.

It is doubtless, that it is important for you to know the purposes of affiliation of the Companies and the profit, which you will gain, as the shareholder. We suppose, that it is necessary for the acceptance of the reasonable solution at the voting on the impending extraordinary general meeting of the shareholders of JSC "Novgorodtelecom". We hope, that the introduced below information will help to you to accept this solution.

We would like to mark some of the prominent aspects of the scheduled affiliation:

- As a result of affiliation instead of nine conventional operators granting the basic services of electric communication to the population and firms only in the borders of the locales, the unified operator granting the full spectrum of modern telecommunication services, as the conventional (local, intercity and international telephony), and new (data transfer, Internet etc.) will act in all the Northwest district.
- The affiliation will descend on the basis of JSC " the Petersburg telephone net " – the largest of the operators of electric communication of the Northwest district
- The affiliation will descend in the form of the apposition of JSC "Novgorodtelecom" to JSC " the Petersburg telephone net ". Alongside with our Company to JSC " the Petersburg telephone net " will be affixed JSC "Murman electric communication", JSC "Artelecom", JSC "Electric communication" of the Kaliningrad area, JSC "Electric communication" of Republic Kareliya, JSC "Novgorodtelecom", JSC "Electric communication" of the Vologda area, JSC "Electric communication" of the Pskov area and JSC "Cherepovets electric communication". The conforming solutions are also esteemed by their shareholders.

- The apposition will be realized through the gear of the conversion (exchange) of the existing shares of JSC "Novgorodtelecom" into the follow-up exhausted shares of JSC " the Petersburg telephone net ".
- At the voting on the general meeting of the shareholders the nobody's interests will be restrained, as both the owners of the ordinary shares, and the owners of the preference shares will have an equal suffrage on affiliation.
- The confirmation of the solution about the affiliation needs its endorsing by not less than 75 % of the shareholders who have shared in the extraordinary meeting (quorum makes 50 % of all shareholders).

Appreciation of inhering to the shareholders capital of JSC "Novgorodtelecom" in a structure of the capital of the integrated Company and degree of liquidity of their investments is the main purpose of the project. The board of directors and the Management of JSC "Novgorodtelecom" express the confidence that as a result of exchange of the shares of JSC "Novgorodtelecom" for the shares of JSC " the Petersburg telephone net ", which will be the shares of the integrated Company, our shareholders will receive in essence more liquid on a securities market shares, which have all the grounds for growth. The potential of the growth of a market value and liquidity of the shares of the integrated Company is conditioned as by the more considerable, as contrasted to each of the Companies, participating in affiliation, scales and market of its activity, and the comprehension of the market of the qualitatively new, improved prospects for the development of the business.

In addition to the above mentioned, **attach importance to mark**, that in August - September of the present year the program of the issue of the "American Depositary Receipts " (ADR) of the 1 level on the shares of JSC " the Petersburg telephone net " was successfully realized . For the further development of the policy of an **output(exit)** of JSC " the Petersburg telephone net " on the international capital markets in the form of ADR of the 3 level or Global Depositary Receipts the scales of the candidate have the important value. The scheduled affiliation will allow the JSC " the Petersburg telephone net ", as to the integrated Company, to become the large enough company for the implementation of a capability of the primary public accommodation of the shares in the international markets.

Alongside with the aspects of the cost of the share capital, there is a lot of advantages of affiliation in the field of manufacturing - economic activities, in particular: the realization of unified technical, technological and contractual policy; the improvement of the interplay with the large clients, suppliers of the equipment and services, for example, with the JSC "Rostelecom"; the increase of the capacity of the service of the liabilities at the expense of the consolidation of money flows; the capability of the concentration of resources on the primary directions and so on.

Apart from the Companies, participating in the affiliation, this project introduces the large value for the development of the Russian telecommunication branch as a whole. The project of the affiliation lies in a channel of processes of the consolidation of the basic telecommunication companies descended in the developed countries of the world, and directed to the increase of the efficiency of the branch of the communication, as the one of the main industries of the national economy.

The JSC "Sviazinvest", a number of the large shareholders - investors of the firms of the Russian telecommunication branch already have stated the endorsing of the tendered affiliation.

Your voice is very relevant for the endorsing of the tendered project of affiliation, therefore we invoke You to take part in the laying ahead extraordinary meeting of the shareholders of our Company. We hope, that you share our point of

view on the main purposes and advantage for You, for the JSC "Novgorodtelecom" and will vote for the affiliation.
With sincere respect,

-- ---

А.А.Ермолич	Н.П.Емельянов
The chairman of the Board of directors	the general director of
Of the JSC "Novgorodtelecom"	the JSC "Novgorodtelecom"

1 American Depositary Receipt –is the tool permitting to the broad audience of the international investors to purchase and to possess of the shares of the foreign companies.


02 FEB -5 AM 8:30

Joint Stock Company
"Novgorodtelekom"
Novgorod The Great

Dear shareholders!

We are glad to inform You that an overturned meeting of shareholders of "Nvgorodtelekom" JSC will take place on 21 November 2001 at 11 a. m. in The Assembly Hall of "Novgorodtelecom" JSC allocated: Novgorod The Great, Ludogoschaia street, 2.

The registration of the shareholders will be conducted on 21 November 2001 from 9 a. m. upon the address: Novgorod The Great, Ludogoschaz street, 2.

The agenda of the overturned meeting of shareholders:

"About the reorganization of the Company in the of joining to "Saint – Petersburg telephone net" JSC. The ratification of the Contract to join. The ratification of the Endorsement act".

The list of shareholders obtaining the right to participate in the meeting of shareholders is formed on the grounds of the data presented in the list of shareholders according to 28 September 2001 (on 18.00 – Moscow time).

The shareholders of ordinary shares or the shareholders of privileged shares have a vote by the question of the agenda of a overturned meeting of shareholders.

You can get acquainted with the points of the agenda of the overturned meeting of shareholders in Contract – Calculation department of "Novgorodtelekom" JSC upon the address: Novgorod The Great, Ludogoschaz street, 2 or at the official internet site of the Company: www. telecom. nov. ru.

For the registration and the participation in the meeting the shareholder or (the shareholders) have to possess:

- Shareholders (physical person): passport, shareholder's representative – passport and warrant drawn up in accordance with the paragraph 4 of the clause 185 of The Civil code of the Russian Federation or notarially witnessed;
- The representative of the shareholder – juridical person – passport and a warrant drawn up in accordance with the paragraph 5 of the clause 185 of The Civil code of the Russian Federation or notarially witnessed;

According to the changes of the agenda the question about the reorganization of a overturned meeting of shareholders in case of the acceptance of this decision, the shareholder who voted against the reorganization of the company or did not take a part in the voting about this question has a right to demand that Company to redeem all or a part of his shares.

The redemption of the shares realizes at the price of 2025,57 rubles per one ordinary share and 688,50 rubles per one privileged share.

The written request to redeem the shares (with the indication of the passport data, place of living and the type of the shares which are requested to be redeemed) should be send with the letter of request upon the address: Novgorod The Great, Ludogoschaz street, 2

The request of the shareholder about the redemption of the shares having belonged to him must be made up within 45 days since the acceptance of the appropriate decision with the special meeting of shareholders. The shareholder has a right to recall any moment within 45 days by sending the notification to the company in the arbitrary form. In case if the shareholder within 45 days since the acceptance of the appropriate decision with the special general meeting of shareholders did not recall his request, this shareholder will be deprived to recall his request about the redemption. Within 30 days after the terms are over to make a request about the redemption of the shares the Company has to redeem the shares from the shareholders who made the request about the redemption.

Within 30 days after the terms of redemption are over the Company has to redeem the shares from the shareholders who made the request to redeem. In this situation the Company must pay the appropriate sum of money within 30 days starting the next working day after the 45 days period is over and the acceptance of the decision to reorganize the Company by the general meeting of shareholders is received.

The Company informs the shareholders with the date of payment upon address stated in the request to redeem.

According to the fifth paragraph the clause 76 of The Federal Law "About The Joint Stock Companies" the total sum of money sent by the Company for the redemption of the shares, should not be more than 10% of the cost of net assets of the Company on the date of making the general meeting of shareholders about the decision to reorganize the Company. If the total quantity of shares to be requested for the redeem exceeds the quantity of shares which can be redeemed by the Company including the limits discussed above, the shares are to be redeemed from the shareholders in proportion to the requests.

Inquiry telephone: (346-2) 18-25-23 Contract-Calculating department,

Board of directors
"Novgorodtelekom" JSC

THE LIST OF AFFILIATED PERSONS OF "NOVGORODTELECOM" PLC ON 01.10.2001

№	Name	The allocation place	The date of legal ground	Argument
1.	Public corporation «Sviazinvest»	c. Moscow	10.10.95	Deed of conveyance of The Russian Governmental Asset Commity's certificate to pass 51787 shares into the assessed fund of "Sviazinvest" PC
2.	Close corporation «MetroTelNovgorod»	t. Novgorod The Great	06.07.99	The share of "Novgorodtelecom" PC in the assessed fund is 50%
3	Close corporation «Novgorod Datacom»	t. Novgorod The Great	07.08.96	The share of "Novgorodtelecom" PC in the assessed fund is 52%
4	Emelianov Nikolai Pavlovich	t. Novgorod The Great	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting ***Board Member*** Board Election Record #1 Committee of directors
5	Ermolich Alexander Arkadievich	Moscow region	01,06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
6	Akulich Vladimir Alexandrovich	t. Novgorod The Great	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
7	Pavloaskaia Ludmila Leonidovna	t. Novgorod The Great	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
8	Silkin Viktor Fedorovich	t. Novgorod The Great	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
9	Fedorov Oleg Romanovich	c. Saint-Petersburg	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
10	Shalnev Nikolai Alekseevich	t. Pskov	01.06.01	***A Member of Committee of directors*** Record #7 The Mutual stockholders' meeting
11	Novikov Victor Evgenievich	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors

12	Riabov Mikhail Vasilievich	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors
13	Lupanova Valentina Iosifovna	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors
14	Zabidarov Vladimir Nikolaevich	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors
15	Gugnin Dmitry Alekseevich	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors
16	Khrapko Nadezhda Georgievna	t. Novgorod The Great	01.06.01	***Board Member*** Board Election Record #1 Committee of directors

THE ACT
Revisions of the financial-economic activities
of the JSC "Novgorodtelecom"

Novgorod the Great April .4 .2001

Revision committee in a structure:

1. Boriskin A.A. – the chairman of commission;
2. Volodkin U.V. – the member of commission;
3. Hrustaliova L.I. – the member of commission;
4. Kusnetsova G.I. – the member of commission;
5. Alekseev A.A. – the member of commission

Have tested the financial-economic activities of the JSC "Novgorodtelecom" for the term since the 01.01.2000 till the 31.12.2000.

All the documents and explanations, indispensable for activity, were given by the officials of company in a full volume and in the certain time.

As a result of activity the revision Committee has established, that the activity of the Company corresponded to its Charter.

During the audited term and during the realization of the present revision no petitions and appeals from the shareholders of the Company were received.

Under the totals of the check of activity of the Company in the year 2000. The revision committee marks:

1. The proceeds of the Company has compounded 288,64 million. Rbl. (the increase is 126,1 %)

The frame of the incomes of the Company in the year 2000 is the following:

- international telephone communication - 54,7 %;
- urban telephone communication - 32,2 %;
- the other incomes - 13,1 %

The actual cost price has compounded - 220,86 Mln.Rbl (increase on 45,3 Mln.Rbl.)

2. The balance profit has compounded 56,07 mln.Rbl. (for the matching, the balance profit for the year 1999 has compounded 37,4 mln.Rbl.). The increase to the year 1999 is 149,9 %

3. For the audited term the following items have grown: a volume of communication services (the increase is 129 %).

The unit cost as a whole on the Company in the year 2000 has decreased and has compounded 76,79 Rbl. against the 77,08 Rbl. in the year 1999.

The debt receivable has grown on 9,8 Mln.Rbl. and has compounded 60,7 Mln.Rbl.

The long-term loans and credits at the same time have decreased on 7,7 Mln.Rbl. at the increase of the current liabilities on 25 %. No-purpose usage of borrowing means is not revealed.

4. The indebtedness of the insolvent debtors, written off as, the loss has compounded 1,03 Mln.Rbl. and has decreased in the course of the year on 2,2 mln.Rbl.

5. The manufacture on the one working person has compounded 118344 roubles. The increase to the year 1999 is 1.35 %

The medial-list of the number of the working persons for the year 2000 has compounded 2439 persons, that makes 93.2 % to the year 1999.

Allowing the reduced data, the revision Committee marks, that in the year 2000 in the activity of the Company the tendencies to the improvement of activity and financial indexations are obviously viewed.

The facts of the violation of the legal acts of Russian Federation pursuant to which the Company executed its financial-economic activities are not detected.

The violations of the established order of the management of the balance sheet and the opening-up of the accounts are not revealed.

The random inspection of the financial-economic operations has shown, that they are conducted pursuant to the operational legislation.

The commission has tested the payment of the dividends to the shareholders for the year 1997 and the years 1998-1999 at the condition for the 1of January, 2001. The guidelines of the commission under the totals of the check of payment of the dividends for the year 1997 and 1998 at the condition for the 1of November, 1999 are basically executed. The dividends to 3 shareholders - the legal persons on a total sum of 21571 Rbl are not paid. The dividends were transferred to the address of the given shareholders, but have returned due to inaccuracy of the bank properties. Now the properties of the shareholders are updated.

The dividends for the year 1999 are calculated pursuant to the solution of the shareholder meeting from the 2 of June, 2000. The calculation of the dividends and compiling of the sheets of payment are compounded by the independent registrar "the Registrar - Communication" pursuant to the list of the shareholder register closed to April 5, 2000. The payment of the dividends started since July 1, 2000. On April 1, 2001 the dividends to the natural persons are basically paid. The dividends to 14 shareholders - the legal persons on a total sum of 1167 thousand Rbl. are not paid.

The commission has tested the regularity of a reduction of the charter capital. The reduction of the charter capital has passed pursuant to the solution of the shareholder meeting from 02.06.2000. The reduction of the charter capital is registered in the Charter of the Company on July 4, 2000. In the law days the notice of FCVP and the holder of a register JSC " the Registrar - Communication " has passed. By the holder of a register 12.07.2000, on the grounds of the introduced documents, one preference share of a nominal value 250 Rbl was cancelled. Now the charter capital makes 34070250 Rbl. and consists of 34070 preference shares and 102211 common stocks. The creditors of JSC "Novgorodtelecom" were notified on a reduction of the charter capital in time. The claims from the creditors were not arrived.

The revision committee conducted the intermediate check-up under the totals of the activity of the Company for the maiden half-year of the year 2000. The act was submitted to the Board of directors.

The given Act is prepared by a revision Committee, on the grounds of the data of the balance sheet for the year 2000 and the random inspections of the fulfillment of the separate economic agreements. The audit report for the year 2000 on the moment of check was missed.

The chairman of the RC: ____________ /Boriskin A.A./

The members of the RC: ____________ /Volodkin U.V./
____________ /Hrustaliova L.I./
____________ /Kusnetsova G.I./
____________ /Alekseeva A.A./

Is registered:
By the order of Administration
Of Novgorod the Great N 412 rr
June 2, 1994.

The new edition is adopted
by the sixth shareholder meeting
on June 2, 2000. The protocol N 6

THE CHARTER

of the OPEN JOINT-STOCK COMPANY

" NOVGORODTELECOM "

The CHARTER

The open joint-stock company "Novgorodtelecom", to be named later as the "Company" is established by the Committee on the control of the state-owned property on the Novgorodian region on May 25, 1994 N 466, pursuant to the Decree of the President of Russian Federation " About the organizational measures on the transformation of the state firms, voluntary affiliations of the state firms into the joint-stock companies " from July 1, 1992 N 721., and also by the governmental order of Russian Federation from December 28, 1992 N 1003 " About the privatization of firms of communication " and is registered by the order of Administration of. Novgorod on June 2, 1994 N 412 rr.

The Company acts pursuant to the federal Act " About the joint-stock companies " since the December 26, 1995 N 208- FZ.

THE ARTICLE 1.

The naming, occurrence and structure of the Company

1.1. The full official naming of the Company is:
THE OPEN JOINT-STOCK COMPANY "НОВГОРОДТЕЛЕКОМ"

The abbreviated name of Company is ОАО "НОВГОРОДТЕЛЕКОМ"

Latin transcription JSC "NOVGORODTELEKOM"

1.2 Location of the Open joint-stock company "Novgorodtelecom" and the mail address: Russian Federation, 173000, Novgorod the Great, Bolshaya Dvortsovaya , 2.

1.3 The open joint-stock company "Novgorodtelecom" has 20 branches incl.:

Batetskiy RCH
The mail address: 175001 Batetskiy, Sovietskaya street, 1

Borovichskiy RCH
The mail address: 174001. Borovichi, Gogolia street, 93

Valdaiskiy RCH
The mail address: 175400. Valdai, Truda street.,.2/10

Volotovskiy RCH
The mail address: 175100 Volot, Sovietskiy ave.1

Demianskiy RCH
The mail address: 175310 Demiansk, K. Libknehta street, 3

Krestetskiy RCH
The mail address: 175460 Krerstci , Moskovskaya street, 16

Lubitinskiy RCH
The mail address: 174760 Lubitino, Pushkinskaya street, .9a

Malovisherskiy RCH
The mail address: 174260 Malaya Vishera , Moskovskaya street.,21

Mariovskiy RCH
The mail address: 175350 Mariovo, Polivanovoy street, 7

Moshenskoy RCH
The mail address: 174450 Moshenskoe, Sovietskaya street,.4

Okulovskiy RCH
The mail address: 174350. Оkulovka , Kirova street, 8

Parfinskiy RCH
The mail address: 175130 Parfino, K. Marksa street, 63a

Pestovskiy RCH
The mail address: 175510. Pestovo, Profsoyuznaya street, 78

Poddorskiy RCH
The mail address: 175240 Poddorie, Oktiabrskaya street, 36

Soletskiy RCH
The mail address: 175040. Soltci , Komsomola street, 7a

Starorusskiy RCH
The mail address: 175200 Staraya Russa, Volodarskogo street, 2

Hvoininskiy RCH
The mail address: 174580 Hvoinaya, Krasnih Zor street, 25

Holmskiy RCH
The mail address: 175270. Holm, Komsomolskaya street, 4a

Chudovskiy RCH
The mail address: 174210. Chudovo , Nekrasova street, 13

Shimskiy RCH
The mail address: 174150 Shimsk , Naberezhnaya street, 1a

THE ARTICLE 2

Legal status of the Company.

2.1 The company is the legal person and has the separate property which is taken into account on its independent balance, the Company can on its own behalf gain and execute the property and personal non-property rights, bear the responsibilities, to be the claimant and transponder in the court.

2.2 The Company gains the rights and the responsibilities of the legal person since the date of its registration. The company has the stamp with the naming, computational and diverse accounts in roubles and foreign currency in the banks of Russian Federation and abroad, the independent balance.
The company has the right to have stamps and forms with the naming, own logo, and also, registered in the stated order, trade-mark and other means of visual identification.

2.3 The founder of the Company is the Committee on control of the state-owned property of the Novgorod region.

2.4 The company bears its responsibilities under the obligations only within the limits of the property. The shareholders do not bear the responsibility under the obligations of the Company and bear the risk of average general costs within the limits of the contribution (of the package of the shares owned to them). The company does not respond under the property obligations of the shareholders.

2.5 The company is the assignee of the State firm of communication and information science "Rossviazinform" of the Novgorod region on the electric communication and wiring broadcasting.

2.6 The Company bears the responsibility for the safety of the documents on the personal structure of the Company and firm - forerunner, for this purpose there is an archive of the documents on a personal structure in the Company, the activity of which is organized pursuant to the legislation.

2.7 The company executes all the kinds of foreign trade activities in the order, established by the legislation.

2.8 The granting of services, implementation of production, fulfillment of activities are implemented under the prices and fares established by the Company independently, except the cases, foreseen by the legislation.

2.9 The company can participate in activity and create on the territory of Russian Federation, abroad, including the foreign states, economic companies, companies and production co-operatives with the corporate franchises.

2.10 The company can on a voluntary basis be integrated in unions, association on the conditions not contradicting to the antimonopoly legislation, operational on the territory of Russian Federation, and in the order foreseen by the acts of Russian Federation.

2.11 The company has the right to involve for the activity Russian and foreign specialists, and independently determines the forms, systems, sizes and kinds of payment of their transactions.

2.12 The interference in the administrative and economic activities of the Company from the part of state, public and other organizations is not enabled, if it is not conditioned by their rights on a verification of compliance and revision according to the current legislation.

2.13 Legal rules of the branches:

2.13.1 The branches of the Company are not the legal persons according to the operational Russian legislation. They act on the grounds of the powers of attorney and Rules approved by the Board of directors of the Company.

2.13.2 The branches are allotted with the Company by the property, which is accounted on their separate balances, and on the balance of the Company.. The Company bears the responsibilities for the activity of branches.

2.13.3 The directors of branches are assigned by the Company and act on the grounds of the powers of attorney issued by the Company .

2.13.4 An inner pattern and list of staff of the Company and its branches are determined by the actuators of the Company.

2.13.5 The reports on the changes in the charter of the Company, connected with the change of information about its branches, are introduced to a body of state registration of the legal persons in the notifying order. The changes in the charter of the Company enter into the force for the third persons from the moment of the notice.

THE ARTICLE 3

The purposes and subject of activity of the Company.

3.1 The main purpose of the Company is the obtaining of the profit on the basis of satisfaction of the needs of the population, bodies of state power and control, defense, safety and law order, other managing subjects, in communication services.

3.2 The main kinds of activity of the Company are:

Granting of services of the local and zone voice communication; international and intercity communication; telegraph communications on the data transfer and telematic services; granting on hire basis of the communication channels and physical circuits, including music channels; translations of the sound programs on a network of wiring broadcasting; services in data transfer; the sound and television programs, services of a voice service of the telematic service of transmission of a voice information.

3.3 Granting of services of cellular radio-frequency voice communication.

3.4 Designing, mounting and intrusion of the telecommunication systems and radio-frequency voice communication.

3.5 Granting of services of radio-frequency voice communication.

3.6 Granting of services of a system of a radio search (paging).

3.7 Executing of a creative wireless and television broadcast in the locale of the Novgorod region.

3.8 Check, calibration and repair of means of measurements within the limits of the rights given by the bodies of the State standartisation.

3.9 Repair of telephone sets, repair and service of check-in counters.

3.10 Developing and delivery of the software.

3.11 Trade of the telecommunication equipment.

3.12 Designing, complex delivery of the equipment, mounting and exploitation of the telecommunication networks.

3.13 Consulting activity in the field of telecommunication.

3.14 Training of the specialists in the field of telecommunication.

3.15 The company executes the design and building work on the facility and renovation of the manufacturing objects of electric communication.
3.16. The company operates the transportation of freights and passengers for the maintenance of the exploitation of existing and created objects of electric communication.
3.17. The company organizes the advertising activity and realization of the marketing researches in the field of electric communication.
3.18. The company provides the protection of state secrets, service and trade secret, executes the syfre-communication.
3.19. The company is obliged to fulfil the requirements of the current legislation and statutory acts on the mobilization, civil defense, training of the workers the ways of protection at the extraordinary situations.
3.20. The company executes any other kinds of enterprise activity, not forbidden by the legislation of Russian Federation.
3.21. By the separate kinds of activity, the list of which is determined by the federal acts, the Company can be occupied on the grounds of special sanction (license).

THE ARTICLE 4

The authorized capital of the Company.

4.1 The authorized capital of the Company makes 34070250 thousand rbl. He consists of 136 281 shares by a nominal value of 250 rbl. bought by the shareholders (located shares). Including:

102 211 shares by a nominal value of 250 roubles
34 070 privileged registered stocks by a nominal value of 250 roubles.

4.1.1 The authorized capital of the Company can be increased by the increasing of a nominal value of all located shares or by the accommodation of the padding shares. The solution on the increase of the charter capital is received only in attitude of the completely paid located padding shares.
4.1.2 The padding shares can be located by the Company only within the limits of quantity of the pronounced shares established by the charter.
4.1.3 The solutions on the increase of the charter capital by increasing of a nominal value of the shares or by the accommodation of the padding shares are received by the Board of directors.
4.1.4 The charter capital of the joint-stock company at its increase by increasing of a nominal value of the shares can not exceed the cost of clean assets of the Company estimated on the data of the last annual balance sheet approved by the general meeting of the shareholders, or by the results of the last auditor check
4.1.5 The company has the right to place follow-up to the located shares
170 352 registered stocks by a nominal value of 250 roubles and 34 071 privileged registered stocks by a nominal value of 250 roubles.

4.2 The authorized capital of the Company can be reduced by the reduction of a nominal value of all located shares of the Company, and shares of a definite category (types).
At the decision making about the reduction of a nominal value of the preference shares, the size of the dividend on which is determined in percentage to their nominal value, the owners of these preference shares should participate in voting.
4.2.1 The authorized capital can be reduced by the acquisition and repayment of a part of the located shares of the Company.
4.2.2 Reduction of the charter capital can descend also at the repayment of the located shares in following cases:
- If the shares entered to the disposal of the Company due to the violation by the buyer of the obligations on their acquisition, were not realized within one year from the date of their receipt at the disposal of the Company;
- If the shares, redeemed by the Company, are not realized within one year from the date of their buy-out;
- Buy-out of the shares by the Company at the decision making about its reorganization;
- If the shares bought by the Company on the solution of the Board of directors, are not realized within one year from the date of their acquisition.
4.2.3 If upon the termination of the second and each subsequent fiscal year pursuant to the annual balance sheet offered for the confirmation to the shareholders of the Company, or by the results of auditor check the cost of clean assets of the Company appears less its charter capital, the Company is obliged to pronounce about the reduction of the charter capital up to the value not of the superior cost of its clean assets.
In this case the reduction of the charter capital of the Company is implemented only by the reduction of a nominal value of the located shares.
4.2.4 The company has no right to reduce the authorized capital

If as a result of it its size becomes less minimum charter capital of the Company instituted by the current legislation for the date of the registration of respective alterations in the charter of the Company.
If the nominal value of the located preference shares as a result of repayment of the common stocks of Company exceeds 25 percents of its charter capital.
4.2.5 Not later than 30 days from the date of decision marking about the reduction of the charter capital the Company in writing informs on it the creditors. The creditors have the right not later than 30 days from the date of a direction to them of the notice on reduction of the charter capital of the Company to demand of the Company of the termination or prior execution of its obligations and indemnification of average general costs related to it.

4.3 The cost of clean assets of the Company is estimated under the data of book keeping in the order established by the laws of Russian Federation.
4.3.1 If upon the termination of the second and each subsequent fiscal year according to the annual balance sheet offered for the confirmation to the shareholders, or to the results of audit the cost of clean assets of Company appears less its charter capital, the Company is obliged to declare about the reduction of the charter capital up to value not of the superior cost of its clean assets.
In this case the reduction of the charter capital of the Company is implemented only by the reduction of a nominal value of the located shares.

4.3.2 If upon the termination of the second and each subsequent fiscal year according to the annual balance sheet offered for the confirmation to the shareholders of the Company, or to the results of audit the cost of clean assets of the Company appears less minimum size of the charter capital, appointed by the legislation for date of the foundation, the Company is obliged to make a decision about the liquidation.
4.. 4. By the reorganization and the liquidation of the Company the liquidating cost under the preference shares equals their nominal value

THE ARTICLE 5

The shares of the Company. The rights of the shareholders

5.1. The Company has the right to place the common stocks, and also one or several types of the preference shares.
5.1.1 The nominal value of the located preference shares should not exceed 25 percents of the charter capital of the Company.
5.1.2 All the shares of the Company are nominal.
5.1.3 The share does not grant a suffrage up to the moment of its full payment, except the shares gained by the founders at the creation of the Company.
5.1.4 The shareholders are not responsible for the obligations of the Company, but do bear the risk of average general costs, related to the activity of the Company, within the limits of the cost of the owned shares.
5.1.5 The shareholders whose shares are not completely paid, bear the joint responsibility under the obligations of the Company within the limits of an outstanding part of the cost of the owned shares.
5.2. All common stocks of the Company have an identical nominal value, are nominal and grant the shareholders - their owners an identical volume of the rights.
5.2.1 The common stocks of the Company are the voting shares on all the problems of the competence of the general meeting.
5.2.2 The shareholders - owners of the common stocks have the right for the receipt of the dividends only after the owners of the preference shares.
5.2.3 The shareholders - owners of the common stocks participate in distribution of the property of the Company in case of its liquidation in a third turn, after the payments under the shares, which should be redeemed according to the item 5.10 of the charter (first turn), after the payment of the calculated, but not paid preferred dividends and fixed by the charter of the Company liquidating cost of the preference shares (second turn).
5.3 The preference shares of the Company of one type have an identical nominal value and grant the shareholders – their owners an identical volume of the rights.
5.3.1 The shareholders – owners of the preference shares have the right to participate in general meetings without a suffrage, except the cases, foreseen by the current legislation and the charter of the Company.
5.3.2 The shareholder - owner of the preference shares has the prime right in comparison with the owners of the common stocks for the receiving of the:
- Dividends in the sizes and order, foreseen by the present charter;

- Calculated, but not paid dividends at the liquidation of the Company;
- Share of the cost of the property of the Company (liquidating cost), remaining after its liquidation.

5.4 Voting is the share granting to the shareholder - its owner a suffrage on all the problems of the competence of the general meeting, or on separate problems stipulated in the charter. Voting on all problems of the competence of the general meeting is:
- The common stock;
- The preference share, since the meeting following to the annual general meeting, on which the solution on non-disbursement of the dividends or about inexact payment of preferred dividends was accepted. The right of the shareholders - owners of the preference shares to participate in general meeting of the shareholders with a suffrage ceases since the moment of the first payment of the dividends under the mentioned shares in total size.
The preference share grant a suffrage at the solution of the following separate problems of the competence of the general meeting:
- About the reorganization and liquidation of the Company;
- About the modification and additions in the charter of the Company limiting the rights of the shareholders - owners of the preference shares.
5.4.1 The shareholders – owners of the shares, voting on all problems of competence of the general meeting, have the following rights:
- In case of the floatation by the Company by means of the open subscription of the voting shares and valuable papers convertible to the voting shares, with their payment by money, shareholders - owners of the voting shares of the Company have a priority right for the acquisition of these valuable papers in quantity, proportional to the quantity of the voting shares of the Company owned by them.
- To participate in the internal or absentee ballot during the general meetings on all the problems of its competence;
- To put propose and to elect the candidates to the control and to the monitoring bodies of the Company in the order and according to the conditions established by the present charter;
- To introduce the problems to the agenda of the annual meeting in the order and according to the conditions, foreseen by the present charter;
- To elect in the cases, foreseen by the charter, the end-effectors of the meeting;
- To demand the convocation of the extraordinary general meeting of the shareholders, the extraordinary check by a revision committee or an independent auditor of the activities of the Company in the order and according to the conditions, foreseen by the present charter;
-To demand the buy-out by the Company of all or part of the shares owned by them in the order and in the cases established by the federal Act " About joint-stock companies " and the charter of Company.
The shareholders - owners of the preference shares, which grant to their owners a suffrage only to the problems of the agenda of the general meeting stated by the current charter, have the right:
- To participate in the internal or absentee ballot during the general meetings only at the solution of these separate problems;
- To demand the buy-out by the Company of all or part of the shares owned by them in case of the acceptance by the general meeting of positive solutions on separate

problems indicated in the item. 5.4 of the charter provided that they did not participate in voting or voted against of their acceptance.
5.5 Under the solution of the general meeting of the shareholders the Company has the right to make the consolidation of the located shares, as a result of which two or more shares of the Company are converted into one new share of the same category (type). Thus in the charter of the Company the respective alterations concerning to a nominal value and quantity of the declared shares are introduced.
5.5.1 In case of the formation at the consolidation of the fractional shares the lasts are the subjects of the buy-out of the Company on a market value determined according to the federal Act " About joint-stock companies "
5.5.2 Under the solution of the general meeting of the shareholders the Company has the right to make splitting of the located shares of the Company, as a result of which one share of the Company is converted into two or more shares of the Company of the same category (type). Thus in the charter of the Company the respective alterations concerning a nominal value and quantity of the declared shares are introduced.
5.6 Company executes the accommodation of the shares at:
- Its formation;
- The issue of the padding shares;
5.6.1 The company has the right to conduct the accommodation of the padding shares and diverse the valuable papers by means of the open (public accommodation)and closed (private accommodation) subscription.
The ways of the accommodation of the padding shares and diverse valuable papers by the Company are determined by the solution on their accommodation.
5.6.2 The padding shares can be located by the Company only within the limits of the quantity of the declared shares established by the charter.
The company has no right to make a decision on the accommodation of the padding shares of those categories (types), which are not determined in the charter of the Company for the pronounced shares.
5.6.3 The yield on the shares and the other valuable papers of the Company can be implemented, as a rule, only by means of money. The padding shares of the Company should be paid during the term, defined according to the solution about their accommodation, but not later than one year from the moment of their accommodation.
5.7 The company under the solution of the general meeting of the shareholders on the reduction of the charter capital has the right to take up the shares, located by it, with the purposes of reduction of their total (repayment).
The shares bought by the Company on the grounds of the solution about the reduction of the charter capital, are repaid at their acquisition. The payment of the gained shares is implemented by means of money.
Terms and the order of the acquisition of the shares is received by the Board of directors on the basis of the requirements of the Law of Russian Federation " About joint-stock companies ".
5.8 The company under the solution of the Board of directors has the right to take up the shares, located by it.
The shares bought by the Company under the solution of the Board of directors do not grant suffrages, they are considered at the definition of quorum and the vote tabulation during the general meeting of the shareholders, dividends are not calculated on them. Such shares should be sold not later than one year from the date of their acquisition, otherwise the general meeting of the shareholders should make a decision about the reduction of the charter capital by the repayment of the indicated shares or about the increase of a nominal value of the shares which have stayed in circulation,

by means of the repayment of the shares taken up with the preservation of the size of the charter capital established by the charter of the Company.
If the Board of directors did not make the special solution on acquisition of the located shares, in the order established by the item 5.7 of the charter, thus the proposals from the shareholders on the sale of the shares owned by them to the Company are arrived , the Board of directors has the right to receive the solutions on the acquisition of these shares on a market price.
5.9 The company has no right to take up the shares, located by it, in any purposes:
- Before the full payment of the charter capital;
- If the Company on the moment of their acquisition suits to the signs of an inconsistency (bankruptcy) according to the legal acts of Russian Federation;
- If on the moment of their acquisition the cost of clean assets is less than its charter capital, of a surplus fund or becomes less their size as a result of their acquisition;
- Up to the buy-out of all shares, the requirements about the buy-out of which are shown pursuant to point 5.10.

5.9.1 The company has no right to make a decision on the acquisition of a part of the located shares with the purposes of reduction of the charter capital, if the nominal value of the shares which have stayed in circulation, becomes lower than the minimum size of the charter capital instituted by the current legislation for the date of registration of respective alterations in the charter of the Company.
5.10 The shareholders - owners of the voting shares have the right to demand the buy-out by the Company of all or part of the shares owned by them in case of acceptance by the general meeting of the following solutions:
- About the reorganization of the Company;
- About the undertaking of the large bargain, a subject of which is the property, the cost of which is above 50 percents of a book value of assets of the Company on a decision date about the undertaking of such a bargain;
- About the modification and the additions in the charter of the Company or about the confirmation of the charter of the Company in a new wording, limiting their rights;
- If they voted against the acceptance of the indicated solutions or did not take part in the voting.

THE ARTICLE 6

The bonds and the other valuable papers of the Company.

6.1. The company has the right to place the bonds and the other valuable papers, foreseen by the legal acts of Russian Federation about the valuable papers.
6.2. The accommodation of the bonds and the other valuable papers is realized by the Company under the solution of the Board of directors of the Company.
6.3. The bond certifies the right of its owner to demand the discharge of the obligation of the Company or repayment of the bond (the payment of a nominal value or nominal value of the percents) in the fixed terms.

In the solution on issue of the bonds the form and terms of carrying out of the obligations of the Company or repayment of the bonds are determined
6.4. The issue of the bonds by the Company is enabled after the full payment of the charter capital of the Company.
6.5. The bond should have a nominal value. The nominal value of all issued bonds should not exceed the size of the charter capital of the Company, or the amount of a security given to the Company by the third persons for the purpose of the issuing of the bonds.
6.6 The company has the right to issue the bonds ensured with a lien of a definite property of the Company, and bonds under the securing given to the Company for the purposes of the issuing of the bonds by the third persons, and bonds without securing.
6.7. The issue of the bonds without securing is enabled not earlier than the third year of the existence of the Company and under the condition of the proper confirmation to this time of two annual balances of the Company.
6.8. The bonds can be nominal or to bearer.
At the issue of the registered bonds the Company is obliged to conduct the list of their owners.
The lost registered bond is renewed by the Company for the reasonable payment. The rights of the owner of the lost bearer bond are restored by the court in the order established by the remedial legislation of Russian Federation.

THE ARTICLE 7

The shareholder register of the Company.

7.1 The company is obliged to ensure the management and the storage of the shareholder register of the Company according to the legal acts of Russian Federation.
The company entrusts the management and storage of the shareholder register to the specialized registrar, which is determined by the board of directors.
The company entrusted the management and the storage of the shareholder register of the Company to the specialized registrar, is not freed from the responsibility for its management and storage.
The shares of the Company are issued in the non-cash form. The account of the shareholders is accomplished by the recordings in the personal accounts of the shareholders in the electronic and paper medium.
7.2 In the shareholder register of the Company the items of information on each registered face (shareholder or nominee holder of the shares), quantity and categories (type) of the shares recorded in the name of each registered face, diverse items of information, foreseen by the legal acts of Russian Federation are indicated.
7.3 The person registered in the shareholder register of the Company, is obliged to inform a holder of the shareholder register of Company on the change of the data in time. In case of non-presentation by him the information on the changes of the data the Company and specialized registrar do not bear the responsibility for the average

general costs concerned to it.
7.4 Depositing a record into the shareholder register of the Company implements on the demand of the shareholder or nominee holder of the shares not later than three days from the moment of submission of the documents, foreseen by the legal acts of Russian Federation.
7.5 The denial from a depositing of a record in the shareholder register of Company is not enabled, except the cases, foreseen by the legal acts of Russian Federation. In case of denial from a depositing of a record into the shareholder register of the Company the holder of the indicated list not later than five days from the moment of the assertion of the requirement about the depositing of a record into the shareholder register of the Company routes a face requiring of the depositing of a record, a reasoned notice of the failure from the depositing of a record. The denial from the depositing of a record in the shareholder register of the Company can be appealed in court. Under the decree the holder of the shareholder register of the Company is obliged to introduce to the indicated list the conforming record.
7.6 The holder of the shareholder register of the Company on demand of the shareholder or nominee holder of the shares is obliged to confirm his rights on the share by issue of the statement from the shareholder register of the Company, which is not the valuable paper.

THE ARTICLE 8

The dividends

8.1 The dividend is the part of a net profit of the Company for a current year arranged among the shareholders proportional to a number of the shares, owned by them, of the conforming category and a type, referred on the authorized capital. The preferred dividends can be paid by means of the funds of the Company, specially intended for it, formed by means of the profit of past years.
8.2 The company is obliged to pay the declared dividends on to each category (type) of the shares. The dividends are paid, as a rule, by means of money. The dividend can be paid also by means of the shares (capitalization of the profit), diverse kinds of valuable papers, property, transfer of the property or the diverse rights having a money estimation.
8.3 Solution on the payment intermediate (quarterly, semi-annual) dividends, size of the dividend and the form of its payment under the shares of each category (type) is received by the Board of directors of the Company pursuant to the requirements of the charter of the Company to the size and order of the payment of the preferred dividends.
The solution on the payment of the annual dividends, size of the dividend and the form of its payment under the shares of each category (type) is received by the general meeting of the shareholders under the guideline of the Board of directors of the

Company. The size of the annual dividends can not be more then the advised by the Board of directors, and less than the intermediate dividends paid.
The general meeting of the shareholders has the right to make a decision about non-disbursement of the dividend under the common stocks, and also about non-disbursement or payment of the dividends in the inexact size under the preference shares, the size of the dividend on which is determined in the charter.
8.4 The dividend is not calculated and is not paid under the shares which have not been released into the reversal, bought on the balance of the Company under the solution of the Board of directors redeemed on the balance of the Company and entered to the dispose of the Company in view of the violation by the buyer of the obligations on their acquisition.
8.5 The dividends are calculated and are paid only under the completely paid shares.
8.6 Under the not-paid and not obtained dividends the percents are not calculated. The shareholder has the right to demand the payment of the not obtained dividends irrespective of the term of the formation of the indebtedness.
8.7 The date of the beginning of the payment of the annual dividends is determined by the solution of the general meeting of the shareholders.

The payment of the annual dividends is realized during a fiscal year, in which the solution on the payment of the annual dividends is accepted.
8.8 For each payment of the dividends the Board of directors of the Company makes the list of the persons having the right on the obtaining of the dividend.
To the list of faces having the right on the obtaining of the intermediate dividends are included the shareholders and nominee holders of the shares, brought into the shareholder register of the Company not later than 10 days before the date of the acceptance by the Board of directors of the Company of the solution about the payment of the dividends. Thus not the completely paid shares and shares which were not referred to the authorized capital are eliminated.
To the list of persons having the right on the obtaining of the annual dividends, are included the shareholders and nominee holders of the shares, brought into the shareholder register of the Company to the date of a listing of persons having the right to participate in the annual general meeting of the shareholders.
8.9 The company has no right to make a decision on the payment (declaration) of the intermediate and annual dividends:
- Before the full payment of the charter capital;
- Up to the buy-out of all shares, which should be redeemed according to the item 5.10. of the charter of the Company.;
- If to the moment of payment of the dividends it suits to the signs of an inconsistency (bankruptcy) according to the legal acts of Russian Federation about an inconsistency (bankruptcy) of the firms or if the indicated signs appear for the Company as a result of the payment of the dividends;
- If the cost of clean assets of the Company is less than its charter capital, of a surplus fund and excess above a nominal value the defined by the charter of the liquidating cost of the located preference shares or becomes less their size as a result of payment of the dividends.
8.10 The company has no right to make a decision on the payment (declaration) of the dividends of the common stocks, if the solution on the payment in total size of preferred dividends is not accepted, the size of the dividend on which is determined by the charter of Company.
8.11 The Company guarantees to route annually on payment of preferred dividends of 10 percents of a net profit of the Company under the totals of the last fiscal year,

divided according to the number of the shares, which make 25 percents of the charter capital of the Company.
If the dividend paid for the one common stock in the current financial year, exceeds the payment for the dividends on the preference share, the size of the dividend paid on the last, should be increased up to the size of the dividend paid on the common stock.

THE ARTICLE 9

The general meeting of the shareholders

9.1 The Competence of the general meeting.

9.1.1. The supreme body of control of the Company is the general meeting of the shareholders.
To the competence of the general meeting of the shareholders concern:
1.The modification of the charter of the Company or the confirmation of the new edition of the charter except the cases, foreseen by the paragraph 28 of the subitem 10.1.1 of the present Charter;
2. The decision making about the reorganization of the Company;
3. The decision making about the liquidation of the Company, assigning of the liquidating commission and the confirmation of the liquidating balances (intermediate and final);
4. The definition of a quantitative structure of the Board of directors, election of its members and the advance termination of their authorities, the definition of reward and the compensation, concerned to the fulfillment by them of the functions of the members of the Board of directors of the Company;
5. The definition of a quantitative structure of the members of a revision committee of the Company and election of its members;
6. The definition of a quantitative structure of the accounting commission and the election of its members;
7. The confirmation of the auditor;
8. The confirmation of the annual reports, balance sheets, loss and gain accounts of the Company and the distribution of its profits;
9. The decision making about the payment of the dividends, the confirmation of their size, form and about the payment on each category and type of the shares on the grounds of the recommendations of the Board of directors;
10. The definition of the limiting of the size of the declared shares;
11. The decision making about the reduction of the charter capital of the Company by the reduction of a nominal value of the shares, acquisition by the Company of the shares for the purposes of the reduction of their total or repayment of not completely paid shares, and also by means of the repayment of the shares, bought or redeemed By the Company;

12. The decision making about the splitting and consolidation of the shares of the Company;
13. The definition of the form of the Company's report of the information to the shareholders, including the definition of a press body in case of the report in the form of the publication;
14. The confirmation about the modification and additions in to the regulations of the general meeting of the shareholders;
15. The decision making about the striking of a bargain by the Company, in undertaking of which the interests present in cases;
- If the sum of the payment under the bargain and the cost of the property being a subject of the bargain exceed 2 percents of assets of the Company;
- If the bargain and (or) some interdependent among themselves bargains are the accommodation of the voting shares of the Company or diverse valuable papers convertible in the voting shares, in the quantity superior 2 percents of the previously located by the Company shares;
16. The decision making about the striking of the large bargain in cases:
- If the solution on the striking of the large bargain, the subject of which is the property, which costs from 25 up to 50 percents of a book value of the assets of the Company on the decision date about the striking of such a bargain, is not accepted by the Board of directors of the Company solidly;
- If the cost of the property is above 50 percents of a book value of the assets of the Company on the decision date about the striking of such a bargain.
17. The confirmation about the modification and additions in the regulations of the Board of directors;
18. The confirmation about the modification and additions in a the regulations of a revision committee;
19. The decision making about the taking to the account of the Company of the costs, connected to the realization of the extraordinary general meetings, off-schedule auditor checks;
20. The decision making about the increase of the charter capital of the Company by the increase of a nominal value of the shares or by the accommodation of the padding shares, if such a solution is not accepted by the Board of directors of the Company solidly;
21. The assigning of the General director, the advance termination of his authorities;
22. The decision making about the nonuse of a priority right of the shareholder on the acquisition of the shares of the Company or valuable papers convertible into the shares, placed by means of the open subscription, with their payment by money, and also about the validity of such a solution;
23. The acquisition and the buy-out by Company of the located shares;
24. The participation in the holding companies, financial and industrial groups.
9.1.2 The general meeting has no right to esteem and to receive the solutions on the problems not referred by the legislation and the charter of the Company to its competence.
The general meeting can transmit a part of problems of the competence in the management of the Board of directors of the Company, except the problems listed in the subitems 1 -8, 10-16, 21-22 of the present point of the charter.
9.1.3 The general meeting does not represent the Company, and limits its activity to the decision making on the Company.
9.1.4 The general meeting has no right to receive the solutions on the problems, not listed to the agenda of the meeting, and also to change the agenda.

9.1.5 At the realization of the general meeting in the internal form the shareholders (their representatives), passed trough the registration are considered as the shared in the meeting.
At the realization of the general meeting in the correspondence form the shareholders who have granted to the Company the reports for the voting in the terms, established by the present charter are considered as the shared in the meeting.
At the realization of the general meeting in the internal form with the dispatch of the reports the shareholders who have granted to the Company the reports for the voting in terms, established by the charter, for the realization of the absentee ballot, and shareholders (their representatives), elapsed the registration for the personal participation in the meeting are considered as the shared in the meeting.
9.1.6 The solution of the general meeting on the problem which has been put to the vote, is received by a majority of the shareholders sharing in the meeting, - shareholders presenting a suffrage on the given problem.
9.1.7 The solution on the problems indicated in the subitems 1-3, 10 and 16. of the present article of the charter, is received by the general meeting by the majority in three quarters of voices of the shareholders sharing in general meeting, - shareholders, under the data to the problems.
9.1.8 The solutions on the problems indicated in the subitems 2,8,9,12,13,15,16,20,22-24 of the present article of the charter, are received by the general meeting only under the proposal of the Board of directors of the Company.
9.1.9 The order of the management of the general meeting, the rules and the other points of the order are established by the "Regulations about the general meeting ". The modification in the order of the management, the rules and diverse points of the order is implemented by the modification and the additions in the " Regulations about the general meeting ".
9.1.10 The solutions adopted by the general meeting, are the mandatory for all shareholders - both present, and missing on the given meeting.
9.1.11 The shareholder has the right to appeal in the court against the solution adopted by the general meeting with the violation of the requirements of the federal Act " About the joint-stock companies ", diverse legal acts of Russian Federation, the charter of the Company, in case if he did not participate in general meeting of the shareholders or voted against of the acceptance of such a solution and the indicated solution disturbs his rights and legitimate interests.

9.2 The financial maintenance of the opening-up and the realization of the general meeting

9.2.1 The consumptions, concerned to the opening-up and the realization of the general annual meeting, are implemented at the expense of the means of the Company according to the approved estimate and are actuated in the budget of the Company at the expense of the profit.
9.2.2 The consumptions on the opening-up and the realization of the extraordinary general meeting of the shareholders originated by the members of the board of directors, the revision committee and the auditor of the Company, are implemented at the expense of the Company according to the estimate, approved by the actuator, and are actuated in the budget of the Company.

9.2.3 The actuator prepares the report on the consumption of means on the convocation, the opening-up and realization of the meeting not later than two months after the realization of the meeting. The given report should be opened for the shareholders.

9.2.4 If the solutions on the convocation of the extraordinary meeting or the solution on the refusal about its convocation are not accepted by the Board of the Company, the consumptions for the opening-up and the realization of the extraordinary meeting originated by the shareholders are paid by the shareholders - pioneers of its convocation.

Under the solution of the general meeting the consumptions can be referred to the account of the Company, with the conforming compensation to the shareholders - pioneers of the extraordinary meeting.

9.3 The Form of the realization of the general meeting

9.3.1 The general meeting of the shareholders can be conducted in the internal and correspondence form.

The internal form grants the shareholders and their plenipotentiaries the right to express their judgement on the points of the agenda by the presence on the general meeting, or by the participation in absentee ballot.

The correspondence form envisions the detection of the judgement of the shareholders on the points of the agenda by a method of written interrogation and the realization of the only absentee ballots.

The board of directors has no right to change the form of the realization of extraordinary meeting set up in the requirement of the pioneers of its convocation.

9.3.2. On the general meeting spent in internal form, the following shareholders have the right to present: listed shareholders having the right on the participation in general meeting, their plenipotentiaries, the auditor of the Company, the members of the Board of directors and the actuators of the Company, the members of the countable and revision committee, and also the candidates, listed in the reports for the voting on the election of the controls and monitoring bodies of the Company.

9.3.3 By the solution of the Board of directors on the realization of the general meeting in the internal form the following items should be determined:

- The formulation of the points of the agenda of the general meeting;
- The form and the text of the reports for the voting;
- The list of the information (stuffs) granted to the shareholders at the opening-up of the general meeting;
- The date of a listing of the shareholders having the right on the participation in the general meeting;
- The date, place and time of the realization of the general meeting;
- The date of granting to the shareholders of the reports for the voting;
- The text of the report about the realization of the general meeting routed to the shareholders.

In case of the actuation in the agenda of the problems, the voting on which can according to the federal Act " About the joint-stock companies " entail the originating of the right to demand the buy-out by the Company of the shares owned to the shareholders, the Board of directors should determine:

- The price of the buy-out of the shares;

- The order and the terms of the implementation of the buy-out.
9.3.4 By the solution of the Board of directors on the realization of the general meeting in the correspondence form the following items should be approved:
- The formulation of the points of the agenda:
- The form and the text of the report for the voting;
- The date of a listing of the shareholders having the right on the participation in the general meeting;
- The date of granting to the shareholders of the reports for the voting and the diverse information (stuffs);
- The ending date of a reception by the Company of the reports for the voting;
- The order of the report about the realization of the general meeting of the shareholders.
In case of the actuation in the agenda of the problems, the voting on which can according to the federal Act " About the joint-stock companies " entail the originating of the right to demand the buy-out by the Company of the shares owned to the shareholders, the Board of directors should determine:
- The date of the redeemed shares;
- The order and the terms of the implementation of the buy-out.
9.3.5 On the meeting spent in the correspondence form, the solutions on the problems indicated in the subitems 4,5,7,8,21 of the point 9.1 of the charter can not be adopted.
9.3.6 The reports used for the absentee ballot, should meet the requirements, established in the present charter.
9.3.7 The order of the report to the shareholders about the realization of the general meeting in the correspondence form should contain the following information:
- The name and the location of the Company;
- The information about the pioneers of the realization of the extraordinary meeting in the correspondence form;
- The date of granting to the shareholders of the reports for the voting and the diverse information (stuffs);
- The ending date of a reception by the Company of the reports for the voting;
- The address of a reception of the reports for the voting (mail addresses and addresses of places of a reception);
- The date of compiling of the lists of the shareholders having the right on the participation in the general meeting;
- The order of the notification of the shareholders about the adopted solutions and the totals of the voting.
9.3.8. The leaving out of the shareholders on the realization of the general meeting in the correspondence form is implemented by means of a direction to the shareholders of the following documents:
- The text of the report and the realization of the meeting;
- The reports for the voting;
- The information (stuffs) indispensable for the decision making.
In case of the actuation in the agenda of the problems, the voting on which can according to the federal Act " About the joint-stock companies " entail the originating of the right to demand the buy-out by the Company of the shares owned by the shareholders, for the written requirement of the buy-out by the Company of the shares owned by the shareholders the special form is also routed to the shareholder.
In case of the actuation in the agenda of a problem about the reduction of the charter capital by the acquisition of a part of the located shares with the purpose of their

repayment, the special form for the written application for the acquisition by the Company of the shares owned by the shareholders is also routed to the shareholder.
9.3.9. The noticed documents are routed by the certified mail or are handed personally to the shareholder against the receipt, live in a list of the shareholders having the right on the participation in the general meeting, not later the officially approved date of the granting to the shareholders of the reports for the voting.
The date of the actual leaving out of the shareholders is determined by the date of the item of mail or date of a direct surrender of the documents to the shareholder.
9.3.10. The ending date of a reception of the voting slips can not be established earlier than 30 calendar days from the date of the granting of the reports to the shareholders. The date of the actual delivery of the reports for the voting is determined by the date of their item of mail to the shareholders or date of their direct handing to the addresses indicated in the report on the realization of the general meeting.
9.3.11. The shareholders whose reports were handed not later than the established ending date of a reception of the reports, are considered as the shared in the meeting.
9.3.12. The solution of the general meetings adopted by the absentee ballot, is considered as the real on each problem separately, if the shareholders possessing in aggregate not less than half of the voting shares of the Company, giving a suffrage on the given problem participated in the voting.
9.3.13. Under the totals of the absentee ballot the counting commission makes the conforming minutes.
The solutions adopted by the general meeting, spent in the correspondence form, and the total of absentee ballot are lead up to the shareholders by means, foreseen in item 9.3.9. of the charter about the leaving out of the shareholders on the realization of the general meeting in the correspondence form, in time not later than 45 calendar days from the moment of signing of the minutes by the counting commission.

9.4. The annual general meeting

9.4.1. The company is obliged to conduct the general meeting of the shareholders annually, but not earlier than in two months and not later than in six months after the ending of a fiscal year. The concrete date of the realization of the annual general meeting of the shareholders is determined by the solution of the Board of directors.
All meetings, apart from the annual, are extraordinary.
The annual meeting can be conducted only in internal form.
9.4.2. The annual meeting of the shareholders is convoked by the Board of directors. The given solution is received by a majority of the members of the board of directors present on the sitting.
At the decision making about the convocation of the general annual meeting the Board of directors determines the form of the realization of the meeting.
9.4.3. On the annual general meeting of the shareholders the following problems are annually decided:
1. The definition of a quantitative structure of the Board of directors and the election of its members;
2. The confirmation of the annual reports, the accounting reports, the loss and gain accounts of the Company both distribution of its profits and average general costs.
3. The definition of the principles of the formation privately-owned and (or) collective actuator;

4. The definition of a quantitative structure of a revision committee (auditor) of the Company and the election of its members;
5. The confirmation of the auditor:
6. The definition of a quantitative structure of the counting commission and the election of its members;
Under the proposal of the shareholders, the Board of directors, the revision committees, the auditor of the Company to the agenda of the annual general meeting the diverse problems in the order and terms established by the charter of Company can be included.

9.5. The extraordinary general meeting

9.5.1. The extraordinary general meeting is conducted under the solution of the Board of directors on the ground of:
- Its own initiative;
- The requirement of a revision committee (auditor) of the Company;
- The requirement of the auditor;
- The requirement of the shareholder (shareholders) being the owner of not less than 10 percents of the shares of the Company, granting a suffrage on all the problems of the competence of the general meeting for the date of the assertion of the requirement. The requirements are granted in the order and terms, foreseen by the charter, rules about the general meeting of the shareholders, the Board of directors and the revision committee.
9.5.2. The solution of the Board of directors initiating the convocation of the extraordinary meeting of the shareholders, is received by a working majority of the voices of the members of the board of directors presenting on the sitting or participating in absentee ballot. By this solution the following items should be approved:
- The formulation of the points of the agenda;
- The legibly formulated motives of the statement of this points to the agenda;
- The form of the realization of the meeting.
The given solution is signed by the members of the board of directors who were voting for its acceptance.
9.5.3. The requirement of the auditor initiating the convocation of the extraordinary general meeting, is signed by him and is routed to the Board of directors of the Company.
The requirement of the auditor should contain:
- The formulation of the points of the agenda;
- The legibly formulated motives of the statement of this points of the agenda;
- The form of the realization of the meeting.
9.5.4. The shareholders being the owners in aggregate not less of the 10 percents of the shares of the Company, granting a suffrage on all the problems of the competence of the general meeting, - pioneers of the convocation of extraordinary meeting route to the Board of directors the written requirement.
The requirement should contain:
- The formulation of the points of the agenda;
The legibly formulated motives of the statement of this of points to the agenda;
- The form of the realization of the meeting;

- The first name, middle initial, last name (naming) of the shareholders, the information about the shares owned by him (quantity, category, type), number of the personal accounts of the shareholders in the list.
The requirement is signed by the shareholder or his agent. If the requirement signed by the agent, the power of attorney is appended to it.
If the initiative outgoes from the shareholder - legal person, signature of the representative of the legal person who is operating according to its charter without the power of attorney, is certified by the printing of the given legal person. If the requirement signed by the representative of the legal person who is operational from its name by the warrant, the power of attorney is appended to the requirement.
9.5.5. The requirement of the pioneers of the convocation of the extraordinary meeting is introduced in writing, by the departure of the value letter to the address of the Company with the notice on its handing or is handed in the office of the Company. The date of the assertion of the requirement about the convocation of the extraordinary general meeting is determined by the date of the notice on its handing or the date of delivery in the office of the Company.
9.5.6. Within 10 days from the date of the assertion of the requirement the Board of directors should make a decision about the convocation of the extraordinary general meeting or about the refusal in its convocation.
9.5.7. The solution of the Board of directors on the refusal in convocation of the extraordinary general meeting of the shareholders about the not-actuation to the agenda of a separate problems offered by the pioneers of the convocation of the meeting, can be accepted in the following cases:
- The established by the present charter and the Federal act " About the joint-stock companies " order is not observed;
- The problem (all problems), offered for the actuation in the agenda of the general meeting of the Company, is not referred by the current legislation and the charter of the Company to its competence;
- The shareholders appearing with the requirement, have no the indispensable quantity of the voting shares for the convocation of the extraordinary meeting to the date of the convocation of the requirement;
- The problem offered for the actuation in the agenda of the general meeting, does not conform the requirements of the federal Act " About the joint-stock companies " and diverse legal acts of Russian Federation;
9.5.8. The convocation of the extraordinary general meeting of the shareholders by the demand of a revision committee of the Company, the auditor of the Company or shareholders being in aggregate the owners of not less than 10 percents of the voting shares, is implemented by the Board of directors of the Company not later than 45 days from the moment of the submission of the requirement about the realization of the extraordinary general meeting of the shareholders.
9.5.9. At the decision making about the convocation of the extraordinary general meeting the Board of directors depending on the form of its realization approves the rules, foreseen by the charter of the Company for the conforming form of the realization of the general meeting.
9.5.10. The reasoned refusal in convocation of the extraordinary meeting or refusal about the actuation in the agenda of the meeting of separate problems is routed to the pioneers of the convocation of the extraordinary meeting not later than 3 days of the acceptance of the conforming solution.

9.5.11. The solution of the Board of directors of the Company on the refusal in convocation of the extraordinary general meeting of the shareholders or about the actuation of an offered problem in the agenda can be appealed against in court.

9.6 The proposal in the agenda of the annual general meeting

9.6.1. The agenda of the general meeting of the shareholders is reshaped and approves by the Board of directors of the Company.
The order of depositing of the proposals and the adoption of the agenda of the extraordinary general meeting of the shareholders is determined by the section 9.5 of the charter of the Company.
9.6.2. The shareholders being the owners in aggregate of not less than 2 percents of the voting shares of the Company on all the problems of the competence of the general meeting for the date of submission of the proposal, in time not later than 45 calendar days after the ending of a fiscal year, have the right to introduce no more than two proposals to the agenda of the annual general meeting.
9.6.3. The proposals on the agenda are introduced in writing, by the departure of the given letter to the address of the Company or are handed to the office of the Company.
The date of depositing of the proposal is determined by the date of the item of mail or by date of its delivery to the office of the Company.
9.6.4. The proposals in the agenda of annual general meeting should contain:
- The formulation of the points of the agenda;
- The first name, middle initial, last name (naming) of the shareholders, the information about the shares owned to them(quantity, category, type), number of the personal accounts of the shareholders in the list.
The proposal is signed by the shareholder or his agent. If the proposal is signed by the agent, the power of attorney is appended.
If the initiative outgoes from the shareholder - legal person, the signature of the representative of the legal person who is operating according to its charter without the power of attorney, is certified by the printing of the given legal person. If the proposal signed by the representative of the legal person who is operating from its name by the warrant, the power of attorney is appended to a proposal.
9.6.5. The board of directors is obliged to consider the proceeding proposals and to make a decision about the actuation of them in the agenda of the annual general meeting or about the refusal in actuation in the indicated camp-up not later than 15 days after the ending term of the submission of the proposals of the Company, established by the charter.
9.6.6. The solution on the refusal about the actuation to the agenda of the annual general meeting can be accepted by the Board of directors in following cases:
- The term of submission of the proposal established by the charter of the Company is not observed;
- In the proposal the inexact information is indicated and/or the documents, the appendix of which to the given proposal is stipulated by the charter of Company are not offered;

- The shareholders, having paid proposals, are not the owners of the indispensable quantity of the voting shares to the date of the actuation of the proposal;
- The pioneers of depositing of the proposal are the faces which have not been registered in the shareholder register and - or not having the representation authorities of the conforming shareholders.
- The problem offered for the actuation in the agenda, is not referred by the current legislation and the charter of the Company to the competence of the general meeting;
- The problem offered for the actuation in the agenda, does not conform the requirements of the federal Act " About the joint-stock companies " and diverse legal acts of Russian Federation;
- The problems, which according to the present charter can be received by general meeting under the proposal of Board of directors, are introduced;
- The order of submission of the proposals to the agenda of the annual general meeting established by the federal Act " About the joint-stock companies "is not observed.
9.6.7. The reasoned solution on the refusal about the actuation of a problem to the agenda of the annual general meeting is routed to the shareholders, having inserted the problem, not later than 3 days from the moment of its acceptance.
9.6.8. The solution of the Board of directors of the Company on the refusal about the actuation of a problem in the agenda of the annual general meeting of the shareholders can be appealed against in court.
9.6.9. After informing of the shareholders about the realization of the general meeting in the order, foreseen by the charter, the agenda of the general meeting can not be changed.

9.7 The nomination procedure in the control bodies of the Company

9.7.1. The shareholders being the owners in aggregate of not less than 2 percents of the voting shares of the Company on all the problems of the competence of the general meeting for the date of submission of the proposal, in time not later than 45 calendar days after the ending of a fiscal year have the right to put forward for the election of the candidates to the Board of directors and revision committee of the Company annually.
The number of the candidates in one application can not exceed a quantitative structure of these bodies, defined in the charter.
The right for the moving out of the candidates has also the Board of directors of the Company.
9.7.2. The application for the moving out of the candidates is introduced in writing, by a direction of the value letter to the address of the Company or is handed to the office of the Company.
The date of depositing of the application is determined by the date of the item of mail or by the date of its delivery to the office of the Company.
9.7.3. In the application (including the case of the self-moving out) the following items are indicated:
- The first name, middle initial, last name (naming) of the candidate in case if the candidate is the shareholder of the Company, quantity and category of the shares owned by him;

- The first name, middle initial, last name (naming) of the shareholders who are nominating as a candidate, the quantity and category of the shares owned to him, the number of personal accounts of the shareholders in the list.
The application is signed by the shareholder or his agent. If the proposal is signed by the agent, the power of attorney is appended.
If the initiative outgoes from the shareholder - legal person, signature of the representative of the legal person who is operating according to its charter without the power of attorney, is certified by the printing of the given legal person. If the requirement is signed by the representative of the legal person who is operating from its name by warrant, the power of attorney is appended to a requirement.
9.7.4. The board of directors is obliged to consider the proceeding applications and to make a decision about the actuation to a list of the candidatures for the voting on the selection in the Board of directors, privately-owned actuator and revision committee of the Company of the proposed candidates or about the refusal in actuation not later than 15 days after the ending term of submission of the proposals, established by the charter of the Company.
9.7.5. The solution on the refusal about the actuation to a list of the candidatures for the voting can be accepted by the Board of directors in following cases:
- The term of the applications established by the charter of the Company is not observed;
- In the application the inexact information is indicated and/or the documents, the appendix of which to the given application is stipulated by the charter of Company are not submitted;
- The shareholders who have submitted the application, are not the owners of the indispensable for this quantity of the voting shares of the Company to the date of its submission;
- The pioneers of depositing of the application are the faces which have not been registered in the shareholder register and/or not having the representation authorities of the conforming shareholders.
- The candidates, live in the application, do not conform to the requirements, shown by the Federal act " About the joint-stock companies " and the charter of the Company to the candidates to the control bodies of the Company;
- The application does not conform to the requirements of the federal Act " About the joint-stock companies " and diverse legal acts of Russian Federation;
- The nomination procedure to the control bodies of the Company established by the federal Act " About the joint-stock companies "is not observed.
9.7.6. The reasoned solution of the Board of directors of the Company on the refusal about the actuation of the candidate to the list of the candidatures for the voting on the selection in the Board of directors of the Company and revision committee of the Company is routed to the shareholder (shareholders), having paid the proposal, not later than 3 working days from the date of its acceptance.
9.7.7. The solution of the Board of directors of the Company on the refusal in actuation of the candidate to the list for the voting on the selection in the Board of directors and revision committee can be appealed against in court.

9.8. The leaving out of the shareholders on the realization of the general meeting

9.8.1. The leaving out of the shareholders on the realization of the general meeting in internal form is implemented in not less than 30 calendar days prior to a date of the beginning of the meeting by the dispatching of the text of the report about the realization of the general meeting and the diverse reports by the certified mail or is personally handed to the shareholders against the receipt.
The text of the report is routed to the shareholders, live to a list of the shareholders having the right on the participation in general meeting.
The date of leaving out of the shareholders about the realization of the general meeting is determined by date of the item of mail or by the date of personal handing of the text of the report.
The text of the report about the realization of the general meeting in the blended form is published also in the newspaper " the Novgorodskie vedomosti ".
9.8.2. The leaving out of the shareholders about the realization of the general meeting with the dispatching of the reports is implemented in not less than 30 calendar days prior to a date of the beginning of the meeting by means of a direction of the following documents by the dispatching of the value letters or by personal handing:
- The text of the report about the realization of the general meeting;
- The reports for the voting.
9.8.3. The text of the report about the realization of the general meeting in internal form should contain:
- The Companies name and the location of the Company;
- The indicating on the pioneers of convocation of the general meeting, its kind(annual or extraordinary);
- The date, place and time of the realization of the meeting;
- The date, place both time of a beginning and the ending of registration of the participants of the meeting;
- The date of a listing of the shareholders having the right on a participation in the general meeting;
- The formulation of the problems of the agenda, live in the reports for the voting;
- A reminder on a necessity of having the document identifying the participant of the meeting at oneself, and for the representatives of the shareholders - reassured power of attorney.
9.8.4 In case of the actuation to the agenda of the problems, on which according to the federal Act " About the joint-stock companies " the originating for the shareholders of the right to demand the buy-out by the Company of the shares can entail, the report should contain also the information:
- About the availability of the right to demand the buy-out by the Company of the shares owned by the shareholders;
- About the price of the redeemed shares;
- About the order and terms of implementation of the buy-out.
9.8.5 At the realization of the general meeting in the correspondence form the text of the report should contain the information, foreseen by the item 9.3.7.of the charter of the Company.
9.8.6. To the stuffs which are being a subject of the granting to the shareholders at the preparing for the realization of the general meeting of the shareholders concern:
- The annual report of the Company;
- The conclusion of a revision committee and the auditor about the results of the annual check of the financial and economic activities of the Company;
- The information about the candidates to the Board of directors, revision committee, counting commission; the information about the tendered auditor of the Company;

- The projects of the changes and the additions tendered for the depositing into the charter and domestic statements of the Company and/or the projects of new edition of the charter and domestic statements of the Company.
9.8.7 The stuffs granted to the shareholders at the preparing for the realization of the general meeting, are not dispatched to the shareholders, except the case of the realization of the meeting in the correspondence form. The shareholder has the right to get acquaint with them at the addresses indicated in the report.
The shareholder has the right to receive to the copies of all stuffs of the meeting, under the condition of the payment by him of the cost of their manufacturing to the indicated addresses.
9.8.8 In case if the registered in the shareholder register of Company person is the nominee holder of the shares, the report on the realization of the general meeting is routed to the nominee holder of the shares. The nominee holder of the shares is obliged To dispatch the information of the clients in the order and terms established by the legal acts of Russian Federation or by the agreement with the client.

9.9. The right on the participation and the ways of the participation of the shareholders in the general meeting

9.9.1. The list of the shareholders having the right on the participation in general meeting, is made by the counting commission of the Company on the grounds of the shareholder register of the Company for the date set by the Board of directors of the Company.
9.9.2. The date of a listing of the shareholders having the right on the participation in the general meeting of the shareholders, can not be established before the decision date about the realization of the general meeting of the shareholders and more than 60 calendar days prior to the date of the realization of the general meeting.
In case of the realization of the general meeting of the shareholders in internal form with the dispatching of the reports the date of a listing of the shareholders having the right on the participation in the general meeting of the shareholders, is established in not less than 45 calendar days prior to the date of the realization of the general meeting of the shareholders.
In all cases the date of a listing of the shareholders having the right on a participation in the general meeting, should precede to the date of leaving out of the shareholders about the realization of the general meeting established by the charter of the Company.
9.9.3. For a listing of the shareholders having the right on a participation in the general meeting, the nominee holder of the shares submits the data on the persons, in concerns to the interests of which he possesses the shares, for the date of a listing.
9.9.4. The list of the shareholders having the right on a participation in the general meeting of the shareholders, contains the following information:
- The first name, middle initial, last name (naming) of the shareholder;
- The address (location) of the shareholder;
- The information about the quantity and the category of the shares owned by the shareholder, including the voting on the given meeting, both on all problems of its competence, and on the separate problems of the agenda;

- The number of a personal account of the shareholder in the list.
9.9.5. To the list of the shareholders having the right on the participation in general meeting, the following shareholders are actuated:
- The shareholders - owners of the completely paid common stocks of the Company of any issues;
- The shareholders - owners of the completely paid preference shares of the Company of any types in cases, if the problem is included to the agenda of the meeting, on which the preference shares of the given type entitle the suffrage, or if the owners of the preference shares, have received a suffrage on all problems of the competence of the general meeting by virtue of the decision making about the inexact payment of the dividends on the shares owned by them.
9.9.6. The changes in a list of the shareholders having the right on a participation in the general meeting of the shareholders, can be introduced only in case of recovery of the disturbed laws of persons, not live to the indicated list for the date of its compiling, or proofreading allowed at its compiling.
9.9.7. The list of the shareholders having the right on participation in the general meeting of the shareholders, is represented by the Company for the familiarization on the demand of the persons registered in the shareholder register of the Company and having not less, than 10 percents of voices on the conforming general meeting of the shareholders for date of the submission of the requirement.
The requirement should contain:
- The first name, middle initial, last name (naming) of the shareholders;
- The information about the shares (quantity, category, phylum) owned to them;
- The number of personal accounts of the shareholders in the list.
The requirement is signed by the shareholder or his agent. If the requirement is signed by the agent, the power of attorney is appended.
If the initiative outgoes from the shareholder - legal person, the signature of the representative of the legal person who is operating according to its charter without the power of attorney, is certified by printing of the given legal person. If the requirement signed by the representative of the legal person who is operating on behalf of it by the warrant, the power of attorney is appended to the requirement.
The requirement is routed by the value letter to the address of the Company or is handed to the office of the Company.
The list of the shareholders having the right on a participation in the general meeting, is represented for the familiarization only to the shareholders who signed the conforming requirement not earlier of the date of a listing defined in the solution of the Board of directors about the convocation of the conforming general meeting.
9.9.8. The solution on the refusal in access to a list of the shareholders having the right on the participation in general meeting, can be accepted by the Board of directors in following cases:
- The shareholders shown the requirements, are not the owners of the quantity of the voting shares indispensable for this activity;
- The pioneers of assertion of the requirement are the persons which have not been registered in the shareholder register and/or not having the representation authorities of the conforming shareholders.
- The inexact information is indicated in the requirement and/or the documents the appendix of which to the given requirement is stipulated by the charter of the Company are not submitted.
9.9.9. The reasoned solution on the refusal in access to a list of the shareholders having the right on a participation in the general meeting, is routed to the

shareholders, having paid the requirement, not later than in 3 days from the moment of its acceptance.
9.9.10. On the demand of the shareholder the Company is obliged to present him the information on the actuation of him to a list of the shareholders having the right on the participation in the general meeting of the shareholders.
9.9.11. In case of the transfer of the stock after the date of a listing and before the date of the realization of the general meeting of the shareholders the person, live in a list of the shareholders having the right on a participation in the general meeting of the shareholders, is obliged to give the purchaser the power of attorney on the voting or to vote at the general meeting according to the issued power of attorney of the purchaser of the shares. The indicated rule is applied also to each subsequent case of the transfer of stock.
9.9.12. The right on a participation in the general meeting of the shareholders is implemented by the shareholder personally, or through the representative.
The shareholder can participate in the meeting by the following ways:
- To participate in the discussion of the problems of the agenda and to vote on them personally;
- To participate in the discussion of the problems of the agenda and to vote on them personally together with the plenipotentiaries;
- To vote by default;
- To trust the right to vote by default to plenipotentiary.
9.9.13. The cession of authorities to the representative of the shareholders is implemented by issue of the written authorization - power of attorney.
The shareholder has the right to give the power of attorney both on all the share owned to him, and on the any part of them.
The power of attorney can be issued as on the whole complex of the rights granted by the share, and on any part of them.
The power of attorney on the voting should contain the information about the granted and the representative (name or naming, residence or location, passport information).
The power of attorney on the voting should be made according to the requirements of the item 4 and 5 of the clause 185 of the Civil codes of Russian Federation or is certified notarially.
9.9.14. The shareholder has the right to change the plenipotentiary at any time or to execute the rights granted by the share personally, by stopping the operatings of the power of attorney in the statutory order, at the observance of the consequences of cancellation of the power of attorney foreseen by the law.
9.9.15. In case if the shares of the Company are in the property of several faces, the legal power on the voting on the general meeting of the shareholders are implemented at their discretion by one of the participants of the common property, or their general representative.
The authorities of each of the indicated faces should be orderly made out.

9.10. The repeated convocation of the meeting.

9.10.1. If there is no quorum for the realization of the general meeting in internal form the Board of directors declares the date of the realization of new general meeting. By the solution of the Board of directors on the realization of new general meeting the

rules, foreseen by the items 9.3.3. and 9.3.4. of the charter should be approved, thus the changes in the agenda of the realization of new general meeting are not enabled. In case if the Board of directors acted as the pioneer of the convocation of the new meeting, it has the right to change the form of its realization by the solution on the convocation of the meeting.

9.10.2. The leaving out of the shareholders about the realization of new general meeting is implemented by means, foreseen by the charter of the Company for the conforming form of the realization of the meeting. In this case the term of leaving out can be established not later than in 10 days before the date of the realization of new meeting.

9.10.3. New general meeting called in exchange of a frustrated, is competent, if on the moment of the ending of the registration of the participants of the meeting the shareholders (their representatives), having in aggregate not less than 30 percents of the voices granted by the voting shares on all the problems of the competence of the general meeting, with the allowance of the features of the quorum for the blended form of the general meeting were filed in it.

9.10.4. At a transfer of the date of the realization of the general meeting of the shareholders in connection with the absence of a quorum less than for 20 days the shareholders having the right on a participation in the general meeting of the shareholders, are determined according to a list of the shareholders having the right to participate in the frustrated general meeting of the shareholders.

9.10.5. At the realization of the general meeting in the correspondence form the meeting is considered as the not taken place, if the shareholders possessing in aggregate of less than half of the voices granted by the voting shares of the Company, but the solution, borne on the voting, - unaccepted.

THE ARTICLE 10

The board of directors of the Company

10.1. Competence of the Board of directors

10.1.1. Competence of the Board of directors of the Company includes the solution of the problems of a general management of the Company except the problems referred by the charter of the Company to exclusive competence of the general meeting of the shareholders.

The following problems concern to exclusive competence of the Board of directors of the Company;

1. The definition of the priority areas of activity of the Company (confirmation of the business - schedule);
2. The convocation of annual and extraordinary general meetings of the shareholders of the Company;
3. The forming and adoption of the agenda of the general meeting of the shareholders;

4. The definition of the date of a listing of the shareholders having the right on a participation in general meeting, and the other problems referred to the competence of the Board of directors of the Company pursuant to the rules of the article 9 of the charter, connected with the opening-up and the realization of general meeting of the shareholders;
5. The rendition on the solution of the general meeting of the shareholders of problems, foreseen by the subitems 2,12,13,15,16,20,22-24 of the item 9.1.1.of the charter.
6. The decision making about the accommodation by the Company of the bonds and diverse valuable papers;
7. The definition of a market value of property and confirmation of a technique of definition of a market price of the share;
8. The decision making about the acquisition of the shares bonds and diverse valuable papers located by the Company in cases, foreseen by the charter of the Company;
9. Guideline on the size of rewards and compensations paid to the members of the revision committee and definition of the service charge of the auditor
10. Guideline on the size of the annual dividends, the form and order of their payment;
11. The decision making about the payment of the intermediate dividends (quarterly, semi-annual), their size, form and order of the payment;
12. The decision making about the usage reserve fund and diverse funds of the Company;
13. The confirmation of the internal documents of the Company regulating problems included to the competence of the Board of directors, except the documents, stated by general meeting of the shareholders;
14. The decision making about the creation and termination of activity of the branches, and about the discovering and closing of the representations of the Company;
15. The decision making about the participation (termination of participation, change of a lobe of participation) of the Company in other organizations and diverse affiliations of commercial organizations, including the participation by means of sale, purchasing of the shares, lobe of other organizations, except the decision making about the participation of the Company in holding companies, financial and industrial groups;
16. The coordination of the bargain or several interdependent bargains, the subject of which is the property of the Company, the cost of which varies from 1 up to 25 percents of a book value of assets of the Company on the date of a decision making about the undertaking of such bargains which are carried out by the actuators, except the bargains committed during the implementation of customary economic activities.
17. The decision making about the striking of large bargains, connected with the acquisition and disposal of property, the cost of which varies from 25 up to 50 percents of a book value of assets of the Company on the date of a decision making about the striking of such bargains, and also bargains, connected with the accommodation of the common stocks;
18. The decision making about the striking by the Company of the bargain, in undertaking of which presents the interest;
19. The confirmation of the totals of the arrangement of the padding shares;
20. The confirmation of the form of the requirement of the shareholders about the buy-out by the Company of the shares and about the confirmation of the application form of the shareholder about the selling to the Company of the shares;

21. The preliminary confirmation of the annual report of the Company not later than in 30 days before the date of realization of the annual general meeting of the shareholders;
22. The managing of the bought and redeemed shares, and also shares entered to the disposal of the Company by virtue of violation by the buyers of the obligations on their acquisition;
23. The election of the Chairman of the Board of directors.
24. The formation of the actuator of the Company and the advance termination of its authorities, sizing of the rewards and compensations paid to it.
25. The considerations of the conclusions of a revision committee and auditor.
26. The decision making about the selection of the independent registrar (conclusion of a treaty with the independent registrar)
27. The decision making about the increase of the charter capital by the increasing of a nominal value of the shares or by the accommodation of the padding shares within the limits of quantity of the pronounced shares;
28. The depositing of the changes, connected with the increase of the charter capital of the Company on the grounds of the solutions on increase of the charter capital by the increasing of a nominal value of the shares or by the accommodation of the padding shares;
29. The definition of a structure, volume and about the protection of the information, forming a trade secret.
30. The confirmation of the solutions about the issue of the valuable papers, circulars of the issues and the reports on the totals of issue of the valuable papers.
31. The depositing of the proposals on a personal structure of the counting commission;
32. The definition of a person authorized to sign the contract with the General director and the members of the board;
33. The confirmation of the conditions of the contracts with the General director and the members of the board;
34. The prolongation of the operating of the contract (agreement) with the General director within the limits of the term established by the present Charter;
35.The consideration of a problem on the reward of the General director by the results of the financial-economic activities;
36. The definition of a person authorized to act in for the General director at the impossibility of the implementation of his authorities by himself;
37. Diverse problems, foreseen by the Federal act " About the joint-stock companies " and by the present Charter;

The problems referred to the exclusive competence of the Board of directors of the Company, can not be transferred to the solution of the actuator of the Company;

10.2. The election of the Board of directors

10.2.1. The councilors of the directors of the Company are annually elected by the annual general meeting of the shareholders in the order, foreseen " by a Statement about the board of directors ".
The terms of the authorities of the members of the board of directors start from the moment of the election of them by the annual general meeting and act up to the

moment of election by the following general meeting of a new structure of the Board of directors.
The member of the board of directors can be the shareholder or a representative of the shareholder (shareholders) - physical person.
The right of moving out of the candidate to the Board of directors have the following persons:
- The shareholder (shareholders) of the Company being in aggregate the owner of not less than two percents of the voting shares of the Company;
- The board of directors of the Company.
10.2.2. The persons selected to the Board of directors of Company, can be re-elected an unlimited number of times.
10.2.3. In case of election of the members of the board of directors of the Company by the cumulative voting the solution of the general meeting of the shareholders on the advance termination of authorities can be accepted only concerning to all the members of the board of directors of the Company.
In case of the advance termination of authorities of the Board of directors the authority of the re-elected Board of directors act up to the moment of election (re-election) on the nearest annual general meeting of a new structure of the Board of directors.
10.2.4. The members of the board of directors have the right for the voluntary abdication at any time, having informed about it in writing the remaining members of the board of directors, thus the authorities of the remaining councilors of the directors does not cease, except the case, foreseen by the item 10.2.5 of the charter. The final solution on the termination of the authorities makes the meeting of the shareholders.
10.2.5. In a case, when the quantity of the members of the board of directors of the Company becomes less than a half of a quantity, foreseen by the charter of the Company, the Board of directors is obliged to call the extraordinary general meeting of the shareholders for the election of a new structure of the Board of directors. The stayed members of the board of directors of the Company have the right to make a decision only on the convocation of such an extraordinary general meeting of the shareholders.
10.2.6. The person executing the functions of the privately-owned actuator, can not be the chairman of the Board of directors of the Company at the same time. The members of the collective actuator can not make the majority in the Board of directors of the Company.
The requirements shown to the persons, elected in a structure of the Board of directors of the Company are established by a "Rule about the board of directors ".
10.2.7. The board of directors of the Company is elected in the quantity of 7 persons.
10.2.8. The elections of the councilors of the directors of the Company with the number of the shareholders - owners of the common stocks of the Company of more than one thousand persons is implemented by means of the cumulative voting.
At the realization of the cumulative voting on every voting share of the Company accounts the quantity of voices, equal to the total number of the members of the board of directors of the Company. The shareholder has the right to give the voices on the shares owned to him completely for one candidate or to arrange them between the several candidates to the Board of directors.
Selected in a structure of a Board of directors of the Company are the candidates typed the greatest quantity of voices.

10.3 The chairman of the Board of directors of the Company

10.3.1. The chairman of the Board of directors of the Company is elected by the members of the Board of directors of the Company from number by a majority of a total number of the selected councilors of the directors of the Company.
10.3.2. The board of directors has the right to re-elect the chairman by a majority of a total number of the selected councilors of the directors at any time.
10.3.3. The chairman of the Board of directors of the Company:
Organizes the work of the Board of directors;
Convokes the sittings of a Board of directors or organizes the absentee ballot;
Organizes the keeping of the minutes on the sittings.
10.3.4. The board of directors has the right to assign the vice-president of the Board of directors. In case of absence of the Chairman of the Board of directors his functions (including the right to sign up the documents) are executed by his assistant, and in case of absence of the last - one of the members of the Board of directors under the solution of the Board of directors of the Company received by a majority of its members participating in sitting.

10.4. The sitting of the Board of directors of the Company

10.4.1. The sitting of the Board of directors is convoked by the chairman of the Board of directors under his own initiative, on the demand of any member of the Board of directors, revision committee of the Company or auditor of the Company, actuators, and also on the demand shareholder (shareholders) possessing of not less than 5 % of the voting shares. The order of the convocation and realization of the sittings of the Board of directors is determined by a "Rule about the Board of directors ".
10.4.2. The quorum for the realization of the sitting of the Board of directors of the Company is the presence of the half of the number of the selected members of the Board of directors of the Company.
10.4.3. At the solution of the problems on sitting of the Board of directors of the Company each councilor of the directors of the Company has one voice.
In case of equality of the voices at the voting, the right to vote belongs to the Chairman of the Board of directors.
The transfer of a suffrage of one member of the Board of directors of the Company to the other member of the Board of directors of the Company is forbidden.
10.4.4. The solutions of the Board of directors are received by a majority of its members presenting on a sitting or sharing in absentee ballot except the following cases:
- The solutions on the problems on the striking of the large bargains, the subject of which is the property, the cost of which varies from 25 up to 50 percents of a book value of the assets of the Company on the date of a decision making about the striking of such bargains, and also about the increase of the charter capital and depositing of respective alterations into the charter, are received solidly by the members of the Board of directors participating in sitting or participating in absentee ballot.

In case if during the voting by the members of the Board of directors the unanimity is not reached, the given problems are submitted to the solution of the general meeting of the shareholders:

- The solutions on the problems indicated in the subitems 5 and 22 of the item 10.1.1 of the charter, are received by the majority in three quarters of the voices of the members of the Board of directors participating in sitting or shared in absentee ballot;
- The solutions on the election and re-election of the chairman of the Board of directors are received by a majority from a total number of the selected councilors of the directors;
- The solution on a striking of the transaction in case, foreseen by the item 15.3 of the charter, is received by the majority of the councilors of the directors who have not been interested in the bargain.
- The solutions on the definition of the priority areas of activity of the Company and the solution on a participation of the Company in other organizations can not be accepted without the consent of the shareholder (shareholders) being the proprietor of not less then 40 % of the voting shares of the Company.
10.4.5. The solution of the Board of directors of the Company can be accepted by absentee ballot (by means of polling) in the order, foreseen by a "Rule about the board of directors ".
10.4.6. On the sitting of the Board of directors of the Company the minutes are kept. The minutes of sitting of the Board of directors of the Company are made not later than 10 days after its realization. In the minutes the following items are indicated:
- Place and time of its realization;
- Persons presented on the sitting;
- Agenda of the sitting;
- Problems which have been put to vote, and totals of voting on them;
- Adopted solutions;
The minutes of sitting of the Board of directors of the Company are signed by the chairman on sitting, which bears the responsibility for a regularity of minutes keeping.
10.4.7. The rate of commission and compensations of the consumptions, connected with the fulfillment by the members of the Board of directors of their functions, is determined by a "Rule about the board of directors ".
10.4.8. The Sitting of the Board of directors on the totals of the year is conducted not earlier than in 40 days and not later than in 30 days before the suspected date of the realization of the annual general meeting of the shareholders with the purpose of review of the annual report, the balance of the Company, loss and gain account, report of the auditor, report of a revision committee.
10.4.9. The notice about the sitting of the Board of directors is routed to each member of the Board of directors in writing according to the order and in terms, defined by the Rule about the Board of directors. The notice actuates the agenda of a sitting. All the indispensable documents, connected with the agenda are appended to the notice. On the sitting of the Board of directors the problems which have not been indicated in the notice can not be esteemed. In case of necessity any sitting of the Board of directors can be postponed with the consent of all the present councilors.

THE ARTICLE 11

The actuators of the Company

11.1. The management of the current activity of the Company is implemented by the General director and the board of the Company, which act in its interests;
11.2. The assigning of the General director is calculated from the moment of the assigning of him by the general meeting of the shareholders.

The validity of the contract (agreement) with the General director should not be less then 2 and no more than 5 years.

The term of the authorities of the General director is calculated from the moment of the assigning of him by the general meeting of the shareholders.

For the advance termination of authorities of the General director of the Company, the Board of directors is obliged to make a decision about the convocation of extraordinary general meeting of the shareholders for the solution of problems on the advance termination of authorities of the General director and assigning of the new General director or actuation of the above named problems in the agenda of the annual general meeting of the shareholders due to established order.
11.3. The labour relations of the General director with the Company are determined by the contract. The contract is signed by the chairman of Board of directors or the person authorized by the Board of directors of the Company on behalf of the Company.
11.4. The board is reshaped in quantity of 7 persons. The structure of the board is approved by the Board of directors under the proposal of the General director of the Company.
The board acts on the grounds of the charter of the Company, and also on the grounds of the Rule, stated By the board of directors, in which the terms and the order of convocation and realization of its sittings, and also method of adoption of the solutions are established.
11.5. The rights and responsibilities, terms of the authorities, rates of commission of the General director and the members of the board are determined by the agreement concluded by each of them with the Company. The agreement with the General director and members of the board on behalf of the Company is signed by the chairman of the Board of directors or the person authorized by the Board of directors of the Company.
11.6. All the problems of a management of current activity of the Company concern to the competence of actuators of the Company, except the problems referred to the exclusive competence of the general meeting of the shareholders and the Board of directors of the Company.
The actuators of the Company organize the fulfillment of the solutions of the general meeting of the shareholders and the Board of directors of the Company.
11.7. The general director of the Company without the power of attorney acts on behalf of the Company, his activities include:
- The execution of an operational direction of the activity of the Company;
- Having of the right of the maiden signature under the financial documents;
- The disposing of the property of the Company for the maintenance of its current activity in the limits established by the charter;
- The representation of the interests of the Company both in Russian Federation, and abroad, including the foreign states;
- The assertion of the staff, conclusion of the employment contracts with the workers of the Company, applying to these workers of a measure of encouraging and imposition of the penalties;

- The presiding over the general meeting of the shareholders;
- The supervision over the activity of the board, presiding over its sittings, recommending of the personal structure of the members of the Board for the confirmation, to the Board of directors;
- The giving of the powers of attorney on behalf of the Company;
- The opening of the accounts of the Company in the banks;
- The organization of book keeping and reporting of the Company;
- Receiving the solutions concerning to the problems of obtaining of the loans, credits, warranties, implementation of investments and bargains, a subject of which is the property of the Company, the cost of which amounts up to 1 % of a book value of the assets of the Company;
- The emission of the orders and instructions, mandatory for the fulfillment of all the workers of the Company;
- The Execution of the organizational-administrative activity on the development of a List of the information, which forms a trade secret, emission of the orders and instructions on the observance of the requirements of protection of a trade secret;
- The execution of the other functions indispensable for the achievement of the purposes of the Company and maintenance of its normal activity, pursuant to the charter of the Company, except the functions fixed by the charter of the Company behind the other controls of the Company;

The general director executes the functions of the chairman of the Board of the Company.

On the sittings of the Board of directors and shareholder meetings the point of view of the Board is introduced by the General director.

11.8. The general director acts with the report on the annual shareholder meetings.

11.9. The board is the collective actuator of the Company, the competence of which includes:

- The development of a policy, current and perspective schedules of the Company on the implementation of the authorized problems and purposes;
- The development and representation for the confirmation of the Board of directors of the local documents regulating the activity of the Company;
- The solution of the problems of social security of the workers of the Company;
- The book-keeping and keeping of the statistical records and reporting;
- The definition of an organizational structure of the Company, the structure and status of the divisions and functional services;
- The disposal of material and incorporeal assets of the Company in the limits indispensable for the maintenance of its current activity;
-The decision making on striking of the bargains, the subject of which is the property of the Company, the cost of which varies from 1 up to 25 % of a book value of assets of the Company at the mandatory coordination of the given solution on the sitting of the Board of directors;
- The decision making on the other problems, connected with the activity of the Company, pursuant to the current legislation of Russian Federation and the charter of the Company;

11.10. On the board meeting the minutes are kept. The board meeting record is represented to the members of the Board of directors of the Company, auditor of the Company, revision committee of the Company under their requirement.

The realization of the board meetings is organized by the General director, which signs all the documents and board meeting records on behalf of the Company.

11.11. The adjustment by a person executing the functions of the General director, and the members of the board of the positions in controls of the other organizations is enabled only with the consent of the Board of directors of the Company.
11.12. The general director and the members of the board bear the responsibility in the face of the Company for the average general costs caused to the Company by their actus reus (inertness), if the diverse basis and size of the responsibility are not established by the federal acts.
Thus the members of the board voting against the solutions which has entailed the causing to the Company of average general costs, or not shared in the voting do not bear the responsibility.
At the definition of the basis and size of the responsibility of the General director and the members of the board the usual terms of a business transactions and diverse circumstances important for the business should be taken into consideration.
11.12. The company or shareholder (shareholders) possessing in aggregate not less than 1 percent of the located common stocks of the Company, has the right to address to the court with the claim to the General director, member of the board about an indemnity caused to the Company, in case, foreseen by the item. 11.11 of the charter.

THE ARTICLE 12

Revision committee of Company

12.1. The control for the financial-economic activities of the Company is implemented by a revision committee. The order of activity of a revision committee is determined by a " Rule about a revision committee ", stated by the general meeting of the shareholders.
12.2. The revision committee is elected on the annual general meeting of the shareholders in the order, foreseen by a "Rule about a revision committee ", for the term of 3 years in a structure of 5 persons.
The term of authorities of a revision committee is from the moment of election of it by the annual general meeting up to the moment of election (re-election) of a revision committee by annual general meeting following in 3 years.
12.3. The authorities of the separate members or of all structure of a revision committee can be ceased ahead of schedule by the solution of general meeting of the shareholders on the basis and in the order, foreseen by a "Rule about a revision committee ".
In a case, when quantity of the members of a revision committee becomes less than a half of the quantity, foreseen by the charter of the Company, the Board of directors is obliged to call the extraordinary meeting of the shareholders for the election of a new structure of a revision committee.
The rest of the members of a revision committee execute the functions before the election of a new structure of a revision committee on the extraordinary general meeting of the shareholders.
In case of the advance termination of authorities of a revision committee, the authorities of a new structure of a revision committee act up to the moment of election

(re-election) of a revision committee by annual general meeting, by the annual general meeting following in 3 years, on which the structure of a revision committee stopping the authorities was selected.
12.4. The member of a revision committee can be the shareholder, and any person offered the by the shareholder. The members of a revision committee of the Company can not simultaneously be the members of the Board of directors, administration, liquidating commission.
12.5. The revision committee elects the chairman and secretary from its structure.
12.6. The check (revision) of the financial-economic activities of the Company is implemented under the totals of activity of the Company for one year.
The check (revision) of the financial-economic activities of the Company is implemented also at the any season of year under the initiative:
- Of the revision committee of the Company;
- Of the solution of the general meeting of the shareholders;
- Of the board of directors of the Company;
- Of the solution of the General director;
- On the demand of the shareholder (shareholders) of the Company possessing in aggregate not less than 10 percents of the voting shares of the Company on all the problems of the competence of the general meeting for the date of assertion of the requirement.
12.7. On the demand of a revision committee of the Company the persons occupying the positions in controls of the Company, are obliged to show the documents on the financial-economic activities of the Company.
12.8. The revision committee of the Company has the right to demand the convocation of the extraordinary general meeting of the shareholders in the foreseen by the charter of the Company.
12.9. Under the totals of check of the financial-economic activities of the Company the revision committee of the Company makes the conclusion, in which the following items should be contained:
- The verification of the data kept in the reports, and diverse financial documents of the Company;
- The information about the facts of violation of the order of book keeping and granting of the fiscal accounting established by the Federal acts of Russian Federation, and also legal acts of Russian Federation at the implementation of the financial-economic activities.

THE ARTICLE 13

The auditor of the Company

13.1. The company has to enlist the services of the professional auditor irrelevant by the valuable interests with the Company or its participants for the checking and validation of the annual fiscal accounting annually.
13.2. The auditor of the Company executes the checking of the financial-economic activities of the Company pursuant to the legal acts of Russian Federation on the grounds of agreement, concluded with him.
13.3. The general meeting of the shareholders approves the auditor of the Company.

The size of service charge is determined by the Board of directors of the Company.
13.4. Under the totals of the checking of the financial-economic activities of the Company the auditor of the Company makes the conclusion, which should contain:
- The verification of the reports, and diverse financial documents of the Company;
- The information on the facts of violation of Russian Federation, established by the legal acts, about the order of a book keeping and granting of the fiscal accounting, and also the acts of Russian Federation at the implementation of the financial-economic activities.
13.5. The auditor check of activity of the Company should be conducted at any time on the demand of the shareholders, the cumulative lobe of which makes 10 or more percents of the shares of the Company on all the problems of competence of the general meeting for the date of assertion of the requirement, the auditor of the Company.
13.6. The shareholders - pioneers of auditor check route to the Board of directors the written requirement.
The requirement should contain:
- The legibly formulated motives of moving out of the requirement;
- First name, middle initial, last name (naming) of the shareholders;
- The information about the shares (quantity, category, phylum) owned to them;
- The number of the personal accounts of the shareholders in the list.
The requirement is signed by the shareholder or his agent, If the requirement is signed by the agent, the power of attorney is appended.
If the initiative outgoes from the shareholder - legal person, the signature of the representative of the legal person who is operating pursuant to its charter without the power of attorney, is certified by printing of the given legal person. If the requirement signed by the representative of the legal person who is operational its name by means of the warrant, the power of attorney is appended to a requirement.
13.7. The requirement of the pioneers of the realization of the auditor check departs by the certified mail to the address of the Company with the assurance of receipt or is handed personally to the office of the Company.
The date of assertion of the requirement is determined by the date of the notice on its handing or date of direct handing to the secretary of the Board of directors.
13.8. During 10 working days from the date of assertion of the requirement the Board of directors should make a decision about the realization of auditor check of activity of the Company and size of service charge of the auditor or to formulate the reasoned waiving of the realization of auditor check.
13.9. Waiving of the auditor check of activity of the Company can be given by the chairman of the Board of directors in following cases:
- The shareholders who have shown the requirement, are not the owners, for the date of assertion of the requirement, of the indispensable for this, quantity of the voting shares;
- The pioneers of assertion of the requirement are the persons who have not been registered in the shareholder register and/or not having the representation authorities of the conforming shareholders.
- In the requirement the inexact items of information are indicated;
The shareholders - pioneers of auditor check have not paid the score of the consumptions on its realization.
13.10. If during 10 working days the Board of directors has not made a decision about the realization of the auditor check and size of service charge of the auditor or has not sent by the certified mail the reasoned waiving of realization of the auditor check, the

pioneers of auditor check have the right to demand the convocation of an emergency meeting of the Board of directors.
The emergency meeting of the Board of directors makes a decision on the realization of the auditor check of activity of the Company in terms which were matched to the auditor of the Company, and determines the size of service charge. The conforming solution of the Board of directors on the terms of realization of the auditor check is sent by the certified mail to the address of the pioneers of the auditor check.
13.11. The report of the auditor of the Company is approved on the next, after the termination of the checking, sitting of the Board of directors and is sent by the certified mail to the pioneers of the auditor check.
13.12. The pioneers of the auditor check of activity of the Company have the right at any moment before the acceptance by the Board of directors of the solution about the realization of the check of activity of the Company to withdraw the requirement, having informed the Board of directors in writing.
13.13. The costs on the realization of the auditor check originated by the shareholders, are paid by the pioneers of such a check. Under the solution of the general meeting of the shareholders these costs can be referred to the account of the Company with the conforming compensation to the shareholders - pioneers.

THE ARTICLE 14

The large bargains

14.1 The large bargains are the following items:
- The bargain or some interdependent bargains, connected with the acquisition either disposal or capability of disposal by the Company, directly or indirectly, of the property, the cost of which makes more than 25 percents of a book value of the assets of the Company on the date of a decision making about the striking of such bargains, except the bargains committed during the implementation of customary economic activities;
- The bargain or some interdependent bargains, connected with the arrangement of the common stocks or preference shares convertible in the common stocks, components more than 25 percents of the common stocks previously located By the Company.

14.2 The definition of the cost of property being a subject of the large bargain, is implemented by the Board of directors of the Company pursuant to the charter of the Company.
14.3 The solution on the striking of the large bargain, the subject of which is the property, the cost of which makes from 25 up to 50 percents of a book value of the assets of the Company on the date of a decision making about the striking of such bargain, is received by the Board of directors of the Company solidly, thus the voices of the drop-out members of the Board of directors are not taken to the account.
In case if the unanimity of the Board of directors of the Company on a problem on the striking of the large bargain is not reached, under the solution of the Board of directors of the Company the problem on striking of the large bargain can be endured on the solution of the general meeting of the shareholders.

14.4 The solution on striking of the large bargain, the subject of which is the property, the cost of which makes from above 50 percents of a book value of assets of the Company on the date of a decision making about the striking of such a bargain, is received by the general meeting of the shareholders by the majority in three quarters of voices of the shareholders -owners of the voting shares presented on the meeting.
14.5 The person having the intention, independent or together with the affiliated person (persons), to gain 30 or more than this percents of the located common stocks of the Company with the allowance of the quantities of the shares owned to him, is obliged, not later than in 30 days before the date of acquisition of the shares, to route to the Company the written application for the intention to gain the indicated shares.
14.6 The face, which, independent or together with the affiliated person (persons), has gained 30 or more than this percents of the located common stocks of the Company, within 30 days from the date of acquisition is obliged to offer to the shareholders to sell them the common stocks of the Company owned to him, under the price not below than the average weighted price of acquisition of the shares of the Company for the last six months, previous to the date of acquisition of 30 or more than this percents of the shares of the Company.

By the solution of the general meeting of the shareholders the redemption of the responsibility, indicated in the present point can be stipulated. The solution of the general meeting of the shareholders on the redemption of such a responsibility can be accepted by a majority of owners of the voting shares sharing in general meeting of the shareholders, except the voices under the shares, inhering to a person, which has gained or going to gain 30 or more than this percents of the common stocks, and to his affiliated persons.
14.7 The proposal of a person indicated in the item. 14.6 of the charter of the Company, about the acquisition of the common stocks of the Company is routed to all the shareholders - owners of the common stocks of the Company in writing.
14.8 The shareholder has the right to accept the motion about the acquisition of the shares in the time of no more than 30 days of a receipt of the proposal.
14.9 The proposals to the shareholders about the acquisition of the shares contain the data about a person, who has gained 30 or more than this percents of the common stocks of the Company (name or naming, address or location), quantity and price of acquisition of the shares, tendered to the shareholders, term of acquisition of the shares.
14.10 Acquisition of 30 or more than this percents of the located common stocks of the Company and direction to the shareholders - owners of the common stocks of the Company of the proposal about the acquisition of the shares owned to him is realized within 120 days from the date of a direction to the Company of the application indicated in the item 14.6 of the charter of the Company.
14.11 The person which has acquired 30 or more than this percents of the located common stocks of the Company with the violations of the requirements of the item 14.6.-14.10 has the right to vote on the general meeting of the shareholders under the shares, the total of which does not exceed 30 percents of the voting shares of the Company.

THE ARTICLE 15

The interest in striking of the bargain of the Company.

15.1 The persons interested in striking of the bargain by the Company, are the members of the Board of directors of the Company, person which is holding the office in diverse controls of the Company, the shareholder (shareholders) possessing together with the affiliated person (persons) 20 or more than this percents of the voting shares of the Company, in case if the indicated persons, their marital partners, parents, children, brothers, sister, and also all their affiliated persons:
Are the party of such a bargain or participate in it as the representative or messenger;
Possess 20 or more than this percents of the voting shares (lobe, shares) of the legal person being the party of the bargain or participating in it as the representative or the messenger;
Holding the positions in controls of the legal person being the party of the bargain or participating in it as the representative or the messenger.
15.2 The faces indicated in the item 15.1 of the charter of the Company, are obliged to bring to notice of the Board of directors of the Company, revision committee of the Company and the auditor of the Company the information:
About the legal persons, in which they possess independently or together with the affiliated person (persons) 20 or more than this percents of the voting shares (lobe, shares);
About the legal persons, in controls of which they hold the positions;
About the committed or suspected bargains, known to them, in which they can be recognized as the interested persons.
15.3 The solution on the striking by the Company of the bargain, in striking of which presents the interest, is received by the Board of directors of the Company by a majority of the independent directors who have not been interested in its undertaking. The independent director – member of the Board of directors of the Company not being the privately-owned actuator of the Company or member of the collective actuator of the Company, if thus his marital partner, parents, children, brothers, sisters are not the persons occupying the positions in controls of the Company.
15.4 For the decision making about the conclusion of the transaction, in striking of which presents the interest, by the Board of directors of the Company should be established, that the cost, which the Company will receive for the alienable property or granted services, is not lower than a market value of this property either services, or the cost of acquisition of the property or services does not exceed a market value of this property or services instituted pursuant to the charter of the Company.
15.5 The solution on the concluding by the Company of the bargain, in striking of which presents the interest, is received by the general meeting of the shareholders - owners of the voting shares by a majority of shareholders who have not been interested in the bargain, in following cases:
If the sum of a payment under the bargain and the cost of property being a subject of the bargain, instituted pursuant to the charter of the Company, exceeds 2 percents of assets of the Company;
If the bargain and (or) a few, interdependent among themselves, bargains are the arrangement of the voting shares of the Company or diverse valuable papers convertible in the voting shares, in the quantity superior 2 percents of the voting shares, previously located by the Company.

15.6 The conclusion of the transaction, in striking of which presents the interest, does not demand the solution of the general meeting of the shareholders, foreseen by the item 15.5 of the present article, in cases, if:
The bargain represents a borrow granted by the interested person to the Company;
The bargain is committed during the implementation of customary economic activities between the Company and the other party having a place up to the moment, from which the interested person is recognized as those pursuant to the item 15.1 (the solution is not required before the date of the realization of the following general meeting of the shareholders).
15.7 In case of impossibility of definition for the date of realization of general meeting of the shareholders of the bargains committed throughout the economic relations between the Company and the other party of the bargain, in undertaking of which hereafter there can appear an interest, the requirements of the item 15.5 of the charter of the Company are considered as the executed under the condition of acceptance by the general meeting of the shareholders of the solution about the installation of contractual relations between the Company and diverse person with the indicating of nature of the bargains, which can be accomplished, and their marginal sums.
15.8 In case if all the members of the Board of directors of the Company are recognized as the interested persons, the bargain can be accomplished under the solution of the general meeting of the shareholders adopted by a majority of shareholders who have not been interested in the bargain.
15.9 In case if the bargain, in striking of which presents the interest, simultaneously is the large bargain, connected with the acquisition or transfer by the Company of the property, to the order of its striking the rules of the article 14 " the Large bargains " of the charter of the Company are applied.
15.10 Supplementary claims to the order of conclusion of the transaction, in striking of which presents the interest, can be established by the legislation of Russian Federation
15.11 The bargain, in striking of which presents the interest accomplished with the violation of the requirements to the bargain, foreseen by the item15.3.-15.10 of the charter of the Company, can be recognized as invalid.
15.12 The interested person bears the responsibility at a rate of average general costs caused by him to the Company . In case if several persons bear the responsibilities in the face of the Company , their responsibility is the joint responsibility.

THE ARTICLE 16

The funds of the Company.

16.1 The company creates the following funds:
- The accumulation fund
- The consumption fund
- The surplus fund

16.2 The mean of formation of the funds is the profit which is remained at the command of the Company.
16.3 In the Company there is a surplus fund the rate of which foreseen by the charter of the Company, but it can not be less than 15 percents from its charter capital.
The surplus fund of the Company is reshaped by the mandatory annual deductions before their achievement of the size established by the charter of the Company. The size of annual deductions is envisioned by the charter of the Company, but it can not be less than 5 percents from a net profit up to achievement of the size established by the charter of Company.
The surplus fund of the Company is intended for the covering of its average general costs, and also for the repayment of the bonds of Company and the buy-out of the shares of the Company in case of absence of diverse means.
The surplus fund can not be utilized for the diverse purposes.
16.4 The cost of clean assets of the Company is estimated according to the data of book keeping in the order established by the Treasury of Russian Federation and Federal commission on the valuable papers and the stock market at the Government of Russian Federation.

THE ARTICLE 17

The count and reporting, the documents of the Company. The information on the Company

17.1 The company is obliged to conduct book keeping and to introduce the fiscal accounting according to the order established by the present Charter and the legal acts of Russian Federation.
17.2 The responsibility for the organization, condition and veracity of book keeping in the Company, the well-timed representation of the annual report and other fiscal accounting to the conforming bodies, and also the information on the activity of the Company presented to the shareholders, creditors and to mass media, bears the actuator of the Company pursuant to the legal acts of Russian Federation and the Charter of the Company.
17.3 The veracity of the data keeping in the annual report of the Company to the general meeting of the shareholders, balance sheet, loss and gain account, should be affirmed by a revision committee of the Company. Before the publication by the Company of the documents, indicated in the present point, the Company enlists the services of the auditor irrelevant by the valuable interests with the Company or its shareholders for the annual check and endorsement of the annual fiscal accounting.
17.4 The annual report of the Company is the subject of the preliminary confirmation by the Board of directors of the Company not later than in 30 days before the date of the realization of the annual general meeting of the shareholders.
17.5 The company is obliged to store the following documents:
- The charter of the Company, changes and additions, brought in to the Charter of the Company registered due to the stated order, the solution on the creation of the Company, the testimony on the state registration of the Company;

- The documents verifying the rights of the Company for the property located on its balance;
- The internal documents of the Company stated by the general meeting of the shareholders and the Board of directors;
- The Rule about the branch or the division of the Company;
- The annual financial report;
- The circular of issue of the shares of the Company;
- The documents of book keeping
- The documents of the fiscal accounting presented in the conforming bodies;
- The minutes of the general meetings of the shareholders of the Company, sittings of the Board of directors of the Company, revision committee of the Company and collective actuator of the Company;
- The lists of the affiliated persons of the Company with the indicating of the quantity and category (type) of the shares owned to them;
- The conclusion of a revision committee of the Company, the auditor of the Company, state and municipal bodies of the financial control;
- Diverse documents, foreseen by the present Charter of the Company, the internal documents of the Company, solutions of the general meeting of the shareholders, the Board of directors of the Company, controls of the Company, and also documents, foreseen by the legal acts of Russian Federation.

17.6 The Company stores the documents, foreseen by the point 17.5 of the present article, on a location of its actuator or in the diverse place known and accessible for the shareholders, creditors of the Company and diverse interested persons.

17.7 The Company provides the access to the documents, foreseen by the point 17.5 of the present Charter for the shareholders, except the documents of book keeping and minutes of sittings of the collective actuator of the Company.

17.8 On a demand of the shareholder the Company is obliged to grant him for the payment the value copies of the documents, foreseen by the point 17.5 of the present Charter and diverse documents of the Company, foreseen by the legal acts of Russian Federation. The size of the payment is established by the Company and can not exceed the cost of the consumptions on the manufacturing of the copies of the documents and payment of expenses, connected with a direction of the documents by mail.

17.9 The company is obliged to publish annually in the mass media accessible to all shareholders of the given Company:
- The annual report of the Company, balance sheet, loss and gain account;
- The circular of issue of the shares of the Company in cases, foreseen by the legal acts of Russian Federation;
- The report on the realization of the general meeting of the shareholders according to the order, foreseen by the present Charter;
- The lists of the affiliated persons of Company with the indicating of the quantity and categories (types) of the shares owned to them;
- The diverse items of the information instituted by the Federal commission on the valuable papers and the stock market at the Government of Russian Federation.

17.10 The company in case of a public accommodation of the bonds or diverse valuable papers is obliged to publish the information in bulk and order established by the Federal commission on the valuable papers and the stock market at the Government of Russian Federation.

17.11 The person is recognized as the affiliated pursuant to the requirements of the antimonopoly legislation of Russian Federation.

The affiliated persons of Company are obliged to inform the Company about the shares of Company owned to them in writing with the indicating of their quantity and categories (types) not later than in10 days from the date of the acquisition of the shares.

In case if as a result of non-presentation on the fault of the affiliated person of the indicated information or its delayed representation the property damage is caused to the Company, the affiliated person bears the responsibility at a rate of the caused damage.

The company is obliged to keep the account of the affiliated persons and to introduce the reporting about them pursuant to the requirements of the legislation of Russian Federation.

THE ARTICLE 18

Reorganization and liquidation of Company

18.1 The company can be voluntarily reorganized under the solution of the general meeting of the shareholders.
Other basis and order of reorganization of the Company are determined by the Civil Code of Russian Federation and federal acts.
18.2 The reorganization of the Company can be carried out in the form of coalescence, apposition, allocation and transformation to a diverse organization-legal form in the order, foreseen by the Federal act " About the joint-stock companies ".
18.3 The company is considered as the reorganized, except the cases of reorganization in the form of apposition, from the moment of state registration of the newly arisen legal persons.
At the reorganization of the Company by apposition to the other Company the first of them is considered as the reorganized from the moment of depositing of the state registration in the unified state list of the legal persons of a record about the termination of activity of the affixed Company.
18.4 At the reorganization of the Company the respective alterations to the present charter are introduced, the transmission act and separating balance are made.
The transmission act and separating balance should contained the rules about the assignment under all the obligations of the Company concerning all of its creditors and debtors.
The transmission act and separating balance are approved by the general meeting of the shareholders by a majority of the votes participating in the meeting of the owners of the voting shares of the Company and/or of their plenipotentiaries.
18.5 Not later than 30 calendar days from the date of a decision making about the reorganization of the Company in writing informs on it the creditors. The creditor has the right to demand of the Company of the termination or prior execution of the

obligations and indemnification of the average general costs connected with it by the notice in writing in time:
- Not later than 30 calendar days from the date of a direction by the Company to the creditor of the notice about the reorganization in the form of coalescence, apposition or transformation;
- Not later than 60 days from the date of a direction by the Company to the creditor of the notice about the reorganization in the form of separation or allocation.
If the separating balance does not give a capability to define the assignee of the reorganized Company, the newly arisen legal persons bear the joint and several liability under the obligations of the reorganized Company to its creditors.
18.6 The company can be eliminated in the order established by part 2 of an item 61 of the Civil Code of Russian Federation, with the allowance of the requirements of the federal Act " About the joint-stock companies " and the charter of the Company, and also under the decree.
The liquidation of the Company entails its termination without the transition of the rights and responsibilities by the order of the assignment to the other faces.
18.7 In case of the voluntary dissolution of the Company the Board of directors of the eliminated Company submits for the solution of the general meeting of the shareholders a problem on the liquidation of the Company and assigning of the liquidating commission.
The general meeting of the shareholders of the voluntarily eliminated Company makes a decision on a liquidation of the Company and assigning of a liquidating commission in the quantity, equal to the quantitative structure of the Board of directors, defined by the present charter.
The nomination procedure in the liquidating commission and voting procedure on them is determined by a "Rule about the liquidating commission "
At the compulsory liquidation the liquidating commission is assigned by the court (arbitration), which determines its quantitative structure.
18.8 From the moment of the assigning of a liquidating commission all the authorities on business management of the Company pass to it. The liquidating commission lays before the court on behalf of the eliminated Company.
The liquidating commission bears, under the norms(standards) of civil procedure law of Russian Federation, the tort liability caused to the Company, its shareholders, and also to the third persons.
18.9 The liquidating commission places in press organs, where the data about registration of the legal persons is published, the report on the liquidation of the Company, the order and the terms for the assertion of the requirements by its creditors. Term for the assertion of the requirements by the creditors can not be less than two months from the date of publication of the report about the liquidation of the Company.
18.10 In case if for the moment of a decision making about the liquidation the Company has no obligations to the creditors, its property is arranged between the shareholders pursuant to the Charter of the Company.
18.11 The liquidating commission arranges to the detection of the creditors and obtaining of a debt receivable, and also in writing informs the creditors on the liquidation of the Company.
18.12 Upon the termination of the term for the assertion of the requirements by the creditors the liquidating commission makes intermediate liquidating balance, which contains the information on a structure of the property of the eliminated Company, requirements, shown by the creditors, and also outcomes of their consideration. The

intermediate liquidating balance is asserted by the general meeting of the shareholders according to the agreement with a body executed the state registration of the eliminated Company.
18.13 If the eliminated Company has no enough money resources for a meeting of the requirements of the creditors, the liquidating commission executes the sale of a diverse property of the Company at the public tenders in the order established for the fulfillment of the judgements.
18.14 The payments to the creditors of the eliminated Company of the sums of money are made by the liquidating commission in the order of the priority established by the part1 of an item 64 of the Civil Code of Russian Federation, pursuant to the intermediate liquidating balance, since the day of its confirmation, except the creditors of a fifth turn of a sequential queue, the payments to which are made on the expiration of one month from the date of the confirmation of the intermediate liquidating balance.
18.15 After the completion of the calculations with the creditors the liquidating commission makes the liquidating balance, which is approved by the general meeting of the shareholders according to the agreement with a body executed the registration of the eliminated Company.
18.16 The property of the eliminated Company stayed after the completion of the calculations with the creditors is arranged by the liquidating commission between the shareholders according to the following queue:
First of all the payments under the shares, which should be redeemed pursuant to the item. 5.10 of the charter of Company should be implemented;
In the second sequential queue the calculated, but not paid preferred dividends under the preference shares and defined by the charter of the Company, liquidating cost are implement;
In the third sequential queue the distribution of the property of the eliminated Company between the shareholders - owners of the common stocks and all types of the preference shares is implemented.
18.17 The distribution of the property of each sequential queue is implemented after full distribution of the property of the previous sequential queue.
If it is not enough property available for the eliminated Company, for the payment of the calculated, but not paid dividends and of the liquidating cost defined by the charter of the Company to all the shareholders - owners of the preference shares, the property is arranged between the shareholders - owners of the preference shares proportionally to the quantity of the shares owned by them.
18.18 At the consent of the shareholder meeting at the request of the remainder, the return of the property can be carried out by means of the property, which was earlier introduced by him on the account of payment of the shares. Thus, if the cost of this property estimates above than the size of the sum extraditable, the receiving person should introduce to the Company the derivated difference, otherwise he receives only the money returnable.
The property handed to the Company by the shareholders for its own use, is returned in the natural form without the reward to the moment of liquidation.
18.19 The liquidation of the Company is considered as the finished, and the Company - stopped the existence from the moment of depositing by a body of state registration of the conforming record to the unified state list of the legal persons.

THE FINAL PROVISIONS

1. The charter of the Company of the new edition is the constituent instrument of the Company.

2. The requirements of the charter of the Company of the new edition are mandatory for the fulfillment of all the bodies of the Company and its shareholders from the moment of its acceptance by the general meeting of the shareholders.

3. The requirements of the charter of the new edition gain the force for the third persons from the moment of its state registration.

4. On the demand of the shareholder, the auditor or any interested person, the Company is obliged to grant them a capability to acquaint with the charter of the Company, including the changes and additions to it in reasonable terms.
The company is obliged to grant the shareholder under his requirement a copy of the operational charter of the Company. The payment levied by the Company for the granting of a copy, can not exceed the costs of its manufacturing.

02 FEB -5 8:20

IS APPROVED
By the Board of directors of the JSC "Novgorodtelecom"
The protocol №8 from 30.01.2001

The chairman of the Board of directors A.A.Ermolich
(Signature)
P.S.

THE QUARTERLY REPORT of
THE EMITTER of EMISSION VALUABLE PAPERS

For: IV quarter of the year 2000

The open joint-stock company "Novgorodtelecom "
Code of the emitter: 00257-A

The location: Russian Federation, Novgorod the Great
The mail address: 173000 Novgorod the Great, Bolshaya Dvortsovaya street, 2

The information kept in the present quarterly report, is the subject for the disclosing pursuant to the legislation of Russian Federation about the valuable papers

The general director N.P.Emelianov ________
(Signature)

The accountant general D.A.Gugnin ________
(Signature)

(P.S.)

Person for the contacts: ***Volodkin Uriy Vasilievich***
The chief of the contract-computational department
Tel.*:* *(816-2) 18-25-23* **Fax: *13-19-15***
E-mail address*:* ***akcioner@ao.telecom.nov.ru***

A. Data about the emitter

9. Full company name of the emitter.
The open joint-stock company "Novgorodtelekom"

10. The abbreviated name.
OAO "Новгородтелеком"
JSC "Novgorodtelecom"

11. The information on the changes in the naming and organization-legal form of the emitter.
Joint-stock company of the open type "Novgorodtelecom"
AO "Новгородтелеком"
JSC "Novgorodtelecom"
since: ***2.06.1994***

The open joint-stock company "Новгородтелеком"
AO "Новгородтелеком"
JSC "Novgorodtelecom"
since: ***31.07.1996***

The open joint-stock company "Novgorodtelecom"
OAO "Новгородтелеком"
JSC "Novgorodtelecom"
since: ***7.07.1997***

The current naming is entered: ***7.07.1997***

12. The information on the state registration of the emitter and the availability of the licenses.
The date of state registration of the emitter: ***2.06.1994***
Number of the certificate about the state registration (diverse document verifying the state registration of the emitter): ***412 r/r***
The body executed the state registration: ***administration of. Novgorod.***

The licenses:
Number: ***3025***
Date of issue: ***16.08.1996***
The body issued the license: ***Ministry of Communications of Russian Federation***
Kinds of activity: granting of the services of electric communication

Number: ***3222***
Date of issue: ***25.04.1997***
The body issued the license: ***Ministry of Communications of Russian Federation***
Kinds of activity: granting of services of mobile radio-frequency voice communication "Altai"

Number: ***10166***
Date of issue: ***5.06.1998***

The body issued the license*: state committee on the communication and information science*
Kinds of activity: ***granting of services of the local voice communication with the using of the facilities of the radioaccess***

Number: ***997***
Date of issue: ***15.12.1995***
The body issued the license: ***a Federal service of Russia on a television and radio broadcasting***
Kinds of activity: ***the implementation of television and radio broadcasting on the territory of Russian Federation***

Number: ***NOG № 002318***
Date of issue: ***11.01.1999***
The body issued the license: ***Commission of the license center***
Kinds of activity: the implementation of building activity

Number: ***A 010710 № 11475***
Date of issue: ***26.02.1999***
The body issued the license: ***State committee of Russian Federation on the communication and informatization***
Kinds of activity***: granting of the services of a personal radiocall***

13. The personal number of the tax bearer.
5321039626

14. The branch fitting of the emitter.
Codes OKOHX:
52300
61129
84300
84500
66000

15. The location, mail address of the emitter and contact telephones.
Location: ***Russian Federation, Novgorod the Great***
The mail address: ***173000 Novgorod the Great, Bolshaya Dvortsovaya street, 2***
Tel.: ***66-26-21*** Fax: *131-915*
E-mail address: ***general@ao.telecom.nov.ru***

16. Information on the auditor of the emitter.
The naming***: limited company the Auditor corporation "Novgorodaudit"***
Location: ***Russian Federation, Novgorod the Great.***
The mail address: ***173020, Novgorod the Great, Parkovaya street,18, body 1***
Tel.: ***(81622) 3-88-89, 3-88-04, 3-88-26*** Fax: ***(81622) 3-87-97***
E-mail address: ***naudit@telecom.***

The data about the license of the auditor:
Number: ***012766***
Date of issue: ***13.02.1998***

Ending date of the operating: *13.02.2003*
Body issued the license: ***the central certifying-license auditor commission MF of Russian Federation***

17. Information on the organizations executing the count of the rights for the valuable papers of the emitter.
The registrar:
The naming: ***closed joint-stock company "Registrar - communication" (ЗАО "Регистратор -Связь")***
Location: ***Russian Federation,. Moscow***
The mail address: *123557,. Moscow, Presnenskiy val street, 27*
Tel.: ***742-93-51*** Fax: ***742-93-52***
E-mail address: ***regsw@glasnet.ru***

The license:
Number: ***01147***
Date of issue: ***5.10.1996***
Ending date of the operating: ***7.10.1999***
Body issued the license: ***the Federal commission on a securities market***
The date, since which the management of the list of nominal valuable papers of the emitter is implemented by the indicated registrar: ***30.04.1998***

The centralized storage of the emission valuable papers of the emitter in account quarter was failed

18. Depositary of the emitter.
Has no the depositary

19. Participants of the emitter.
Total of the shareholders (participants): 613

The shareholders (participants) possessing of not less than 5 percents of the charter capital of the emitter:

19.1 Naming: ***JSC "Sviazinvest"***
Location: ***Russian Federation,. Moscow***
The mail address: ***119121,. Moscow, Pluschiha street, 55, building 2***
Lobe in the charter capital of the emitter: ***38 %***
The shareholders (participants) possessing of not less than 25 percents of the charter capital of the shareholder (participant) of the emitter:
19.1.1 Naming: ***the Ministry of state property of Russian Federation***
Location:. ***Moscow***
The mail address: ***103685. Moscow, Nikolskiy lane., 9***
Lobe in the charter capital of the shareholder (participant) of the emitter: ***50 % + 1***

19.1.2 Naming: ***MUSTCOM LIMITED***
Location: ***Cyprus***
The mail address: ***3 Themistoklis Dervis Street Julia House CY - 1066 Nicosia, Cyprus***
Lobe in the charter capital of the shareholder (participant) of the emitter: ***25 % + 1***

19.2 Naming: ***JSC " Bank Credit Swiss First Boston "***
Location: ***Russian Federation,. Moscow***
The mail address: ***103009. Moscow, Nikitskiy lane., 5***
Lobe in the charter capital of the emitter: ***16.9 %***
The shareholders (participants) possessing of not less than 25 percents of the charter capital of the shareholder (participant) of the emitter:
19.2.1 Naming: **bank " the Credit Swiss First Boston "**
Location: ***Switzerland***
The mail address: ***8045 Uetlibstrasse 231, Zurich, Switzerland***
Lobe in the charter capital of the shareholder (participant) of the emitter: ***98 %***

19.3 Naming: ***JSC " Audit MSB "***
Location: ***Novgorod the Great***
The mail address: *173020, Novgorod the Great, Parkovaya street, 18, body 1*
Lobe in the charter capital of the emitter: ***6.7 %***

The shareholders (participants) possessing of not less than 25 percents of the charter capital of the shareholder (participant) of the emitter:
There are no such persons

20. The structure of controls of the emitter.
GENERAL MEETING of the SHAREHOLDERS
The supreme body of control of the Company is the general meeting of the shareholders.

BOARD OF DIRECTORS

ADMINISTRATION and GENERAL DIRECTOR

Competence of the general meeting of the shareholders (participants) of the emitter pursuant to its charter (constituent instruments):
GENERAL MEETING of the SHAREHOLDERS
The supreme body of control of the Company is the general meeting of the shareholders.
To the competence of the general meeting of the shareholders concern:
1. Modification in the charter of the Company or confirmation of the new edition of the charter;
2. Decision making about the reorganization of the Company;
3. Decision making about the liquidation of the Company, assigning of the liquidating commission and confirmation of the liquidating balances (intermediate and final);
4. Definition of a quantitative structure of the Board of directors, election of its members and advance termination of their authorities, definition of reward and compensation, connected with the fulfillment by them of the functions of the councilors of the directors of the Company;

5. Definition of a quantitative structure of the members of a revision committee of the Company and election of its members;
6. Definition of a quantitative structure of the counting commission and election of its members;
7. Confirmation of the auditor;
8. Confirmation of the annual reports, balance sheets, loss and gain accounts of the Company and distribution of its profits;
9. Decision making about the payment of the dividends, confirmation of their size, form and the order of payment on each category and type of the shares on the grounds of the guidelines of the Board of directors;
10. Definition of the marginal size of the pronounced shares;
11. Decision making about the reduction of the charter capital of the Company by the reduction of a nominal value of the shares, acquisition by the Company of the shares with the purposes of reduction of their total or repayment of not-completely paid shares, and also by the repayment of the shares, bought or redeemed by the Company;
12. Decision making about the splitting and the consolidation of the shares of the Company;
13. Definition of the form of the report by the Company of the information to the shareholders, including the definition of a press organ in case of the report in the form of the publication;
14. Confirmation and modification of the rule about the general meeting of the shareholders;
15. The decision making about the striking by the Company of the bargain, in undertaking of which presents the interest in cases;
- If the sum of payment under the bargain and the cost of property being a subject of the bargain exceed 2 percents of the assets of the Company;
- If the bargain and (or) some interdependent among themselves bargains are the arrangement of the voting shares of the Company or diverse valuable papers convertible in the voting shares, in the quantity superior 2 percents of the voting shares, located by the Company;
16. Decision making about the striking of the large bargain in cases: if the solution on the undertaking of the large bargain, the subject of which is the property, the cost of which makes from 25 up to 50 percents of a book value of the assets of the Company on the decision date about the undertaking of such bargain, is not accepted by the Board of directors of the Company solidly;
If the cost of property makes from above 50 percents of a book value of assets of the Company on the decision date about the undertaking of such bargain.
17. Confirmation and modification to a rule about the Board of directors;
18. Confirmation and modification to a rule about a revision committee;
19. Decision making about the reference to the account of the Company of the costs, connected with the realization of the extraordinary general meetings, off-schedule auditor checks;
20. Decision making about the increase of the charter capital of the Company by the increase of a nominal value of the shares or by the arrangement of the padding shares;
21. Assigning the General director, advance termination of his authorities;
22. Decision making about the nonuse of a priority right of the shareholder on the acquisition of the shares of the Company or valuable papers convertible in the

share, placed by means of the open subscription, with their payment by money, and also about the validity of such solution;
23. Acquisition and the buy-out by the Company of the located shares;
24. Participation in holding companies, financial and industrial groups, diverse associations

21. Members of the board of directors (supervisory council) of the emitter.
BOARD OF DIRECTORS

Competence of the Board of directors of the Company includes the solution of the problems of a general management of activity of the Company except the problems referred by the charter of the Company to the exclusive competence of the general meeting of the shareholders.
The following problems concern to the exclusive competence of the Board of directors of the Company;
1. Definition of the priority areas of activity of the Company (confirmation of the business - schedule);
2. Convocation of the annual and extraordinary general meetings of the shareholders of the Company;
3. The formation and adoption of the agenda of the general meeting of the shareholders;
4. Definition of the date of a listing of the shareholders having the right on a participation in the general meeting, and other problems referred to the competence of the Board of directors of the Company pursuant to the rules of the article 13 of the charter, connected with the opening-up and the realization of the general meeting of the shareholders;
5. Rendition on the solution of the general meeting of the shareholders of the problems, foreseen by the subitems 2,12,13,15,16,22-24 of the item 9.1.1. of the charter.
6. Decision making about the arrangement by the Company of the bonds and diverse valuable papers;
7. Definition of a market value of the property and confirmation of a technique of definition of a market price of the share;
8. Decision making about the acquisition of the shares, bonds and diverse valuable papers located by the Company in cases, foreseen by the charter of the Company;
9. Guideline on the size of rewards and compensations paid to the members of a revision committee and definition of the service charge of the auditor
10. Guideline on the size of the annual dividends, form and order of their payment;
11. Decision making about the payment of the intermediate dividends (quarterly, semi-annual), their size, form and the order of payment;
12. Decision making about the usage of a reserve and diverse funds of the Company;
13. Confirmation of the internal documents of the Company determining the order of activity of controls of the Company;
14. Decision making about the creation of the branches of the Company, confirmation of a rule about them;
15. Decision making about the participation of the Company in the other organizations, financial and industrial groups, diverse affiliations and commercial organizations except the holding companies;

16. Decision making about the striking of the large bargains, connected with the acquisition and disposal of property, the cost of which makes from 25 up to 50 percents of a book value of assets of the Company on the decision date about the undertaking of such bargains, and also bargains, connected with the arrangement of the common stocks;
17. The decision making about the concluding by the Company of the bargain, in striking of which presents the interest;
18. Confirmation of the totals of the accommodation of the padding shares;
19. Confirmation of the form of the requirement of the shareholders about the buy-out by the Company of the shares and application form of the shareholder about the sale to the Company of the shares;
20. Preliminary confirmation of the annual report of the Company not later than in 30 days before the date of the realization of the annual general meeting of the shareholders;
21. Disposal of the bought and redeemed shares, and also shares entered to the disposal of the Company by virtue of violation by the buyers of the obligations on their acquisition;
22. Election of the Chairman of the Board of directors.
23. Personal assigning of the members of the board on the presentation of the General director;
24. Confirmation of the conclusions of a revision committee and the auditor.

Board of directors
The chairman: ***Ermolich Aleksandr Arkadievich***

The members of the Board of directors:
Emelianov Nickolai pavlovich
Date of birth: ***1948***

The positions for the last 5 years:
The term: ***1994 - present time***
Organization: ***JSC "Novgorodtelecom"***
Line of business: ***communication***
The position: ***the General director***

Lobe in the charter capital of the emitter: ***2.4 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Shalniov Nickolai Alekseevich
Date of birth: ***1937***

The positions for the last 5 years:
The term: ***1994 – present time***
Organization: ***JSC "Electric communication" of the Pskov region.***
Line of business: ***communication***
The position: ***the General director***

Lobe in the charter capital of the emitter: ***0.01 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Ivanov Basil Semionovich
Date of birth: ***1949***

The positions for the last 5 years:
The term: ***1994 – present time***
Organization: ***Economical committee of the Novgorod region.***
Line of business: ***regional control***
The position: ***the Chairman***

Lobe in the charter capital of the emitter: ***0.15 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Silkin Viktor Ivanovich
Date of birth: ***1947***

The positions for the last 5 years:
The term: ***1994 – present time***
Organization: ***SZRP***
Line of business: ***Fluvial shipping company***
The position: ***the Chief of the Novgorod region of waterways and navigation***

Lobe in the charter capital of the emitter: ***0.06 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Ermolich Aleksandr Arkadievich
Date of birth: ***1950***

The positions for the last 5 years:
The term: ***1992 - 1997***
Organization: ***State firm of radio broadcasting and radio communication № 1 of the Ministry of Telecommunications of Russian Federation***
Line of business: ***control***
The position: ***the Main specialist of a financial and Economic service***

The term: *1997 – present time*
Organization: *JSC "Sviazinvest"*
Line of business: *communication*
The position: *the Chief of Department of economical forecasting and summary planning*

Lobe in the charter capital of the emitter: *has no lobe*
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Pavlovskaya Ludmila Leonidovna
Date of birth: *1974*

The positions for the last 5 years:
The term: *1996 - 1997*
Organization: *Ministry of Communications. Control of postal service*
Line of business: *communication*
The position: *the Leading specialist*

The term: *1997 – present time*
Organization: *JSC "Sviazinvest" Department of economical forecasting and summary planning*
Line of business: *communication*
The position: *the Main specialist*

Lobe in the charter capital of the emitter: *has no lobe*
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for account quarter:
The given information is confidential

Fiodorov Oleg Romanovich
Date of birth: *1968*

The positions for the last 5 years:
The term: *1994 - 1997*
Organization: *a public organization " Association of an aid-giving behavior " INOKI "*
Line of business: *public*
The position: *the General director*

The term: *1997 - 1999*
Organization: *JSC " the Moscow company of the investments and innovations "*
Line of business: *the investments*
The position: *the General director*

The term: ***1999 – present time***
Organization: ***NAUFOR***
Line of business: ***the stock market***
The position: ***the Member of the board. The head of the department on the infrastructure and competition on the stock market***

Lobe in the charter capital of the emitter: ***has no lobe***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for account quarter:
The given information is confidential

22. Privately-owned and collective controls of the emitter and officials of the control emitter.
ADMINISTRATION and GENERAL DIRECTOR

The management of the current activity of the Company is implemented by the General director and administration of the Company, which act in its interests;
1. The general director is elected by the general meeting of the shareholders for the term of not less than two and no more than five years.
The term of office of the General director is determined by the contract, concluded with him.
In case of the advance termination of authorities of the General director of authority of the again elected General director up to the moment of election (re-election) of the General director by the annual general meeting, following through 2 - 5 years after the annual general meeting, on which the General director stopped the authorities was elected.
2. The labour relations of the General director with the Company are determined by the contract. The contract on behalf of the Company is signed by the chairman of the Board of directors or by the person authorized by the Board of directors of the Company.
3. The administration is reshaped in quantity of 7 persons. The structure of the administration is approved by the Board of directors under the proposal of the General director of the Company.
The administration acts on the grounds of the charter of the Company, and also of the Rule, stated by the Board of directors, in which the terms and order of convocation and realization of its sittings, and also method of adoption of the solutions are established.
4. The rights and responsibilities, terms and rates of commission of the General director and the members of the administration are determined by the agreement concluded with the each of them and with the Company. The agreement with the General director and the members of the administration is signed by the chairman of the Board of directors or the person authorized Board of directors of Company on behalf of the Company.
5. All the problems of a management of current activity of the Company concern to the competence of actuators of the Company, except the problems referred to the exclusive competence of the general meeting of the shareholders and the Board of directors of the Company.

The actuators of the Company organize the fulfillment of the solutions of the general meeting of the shareholders and the Board of directors of the Company.
6. The general director of the Company without the power of attorney acts on behalf of the Company, including:
- Executes an operational direction of the activity of the Company;
- Has the right of the maiden signature under the financial documents;
- Disposes of property of the Company for maintenance of its current activity in the limits established by the charter;
- Represents the Company in Russian Federation, and abroad, including foreign states;
- Asserts the staff, concludes the employment contracts with the workers of the Company, applies to these workers of a measure of encouraging and imposes the penalties;
- Presides over the general meeting of the shareholders;
- Supervises over the activity of the administration, presides over its sittings, recommends to the Board of directors for the statement a personal structure of the members of the administration;
- Gives the powers of attorney on behalf of the Company;
- Opens the accounts of the Company in the banks;
- Organizes the book keeping and reporting of the Company;
- Receives the solutions tangent the problems of obtaining of the loans, credits, warranties, implementation of investments and bargains, a subject of which is the property of the Company, the cost of which makes up to 1 % of a book value of assets of the Company;
- Emits the orders and instructions, mandatory for the fulfillment of all the workers of the Company;
- Executes the organizational-administrative activity on a developing of a List of information, which components a trade secret, emits the orders and instructions on the observance of the requirements of protection of a trade secret;
- Executes the other functions indispensable for the achievement of the purposes for the activity of the Company and maintenance of its normal activity, pursuant to the charter of the Company, except the functions fixed by the charter of the Company by the other controls of the Company;
The general director executes the functions of the chairman of the administration of the Company.
On the sittings of the Board of directors and shareholder meetings the point of view of the administration is introduced by the General director.
7. The administration is the collective actuator of the Company, to the competence of which enters:
- Development of policy of the current and perspective schedules of the Company on the implementation of authorized problems and purposes;
- Development and submission on the confirmation of the Board of directors of the local documents regulating the activity of the Company;
- Solution of the problems of social security of the workers of the Company;
- Management of the operating accounting and keeping of statistical records and reporting;
- Definition of an organizational structure of the Company, structure and status of the divisions and functional services;
- Disposal of the material and incorporeal assets of the Company in the limits indispensable for the maintenance of its current activity;

The decision making on the concluding of the bargains, the subject of which is the property of the Company, the cost of which makes from 1 up to 25 % of a book value of assets of the Company at the mandatory coordination of the given solution on the sitting of the Board of directors;

- Decision making on the other problems, connected with the activity of the Company, pursuant to the current legislation of Russian Federation and charter of the Company.

The actuator
The privately-owned actuator: ***Emelianov Nickolai Pavlovich***

The members of the actuator:
Emelianov Nickolai Pavlovich
Date of birth: ***1948***

The positions for the last 5 years:
The term: ***1994 – present time***
Organization: ***JSC "Novgorodtelecom"***
Line of business: ***communication***
The position: ***the General director***

Lobe in the charter capital of the emitter: ***2.4 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Novikov Viktor Evgenievich
Date of birth: ***1946***

The positions for the last 5 years:
The term: ***1994 – present time***
Organization: ***JSC "Novgorodtelecom"***
Line of business: ***communication***
The position: ***a Chief deputy of the General director***

Lobe in the charter capital of the emitter: ***0.7 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Lupanova Valentina Iosifovna
Date of birth: ***1950***

The positions for the last 5 years:
The term: ***1994 - 2000***

Organization: *JSC "Novgorodtelecom"*
Line of business: ***communication***
The position: ***the Director of the branch "Novgorodtelecomservice"***

The term: ***2000 – present time***
Organization: *JSC "Novgorodtelecom"*
Line of business: ***communication***
The position: ***the Assistant of the General director***

Lobe in the charter capital of the emitter***: 0.9 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Zabidarov Vladimir Nikolaevich
Date of birth: ***1951***

The positions for the last 5 years:
The term: ***1994 - 2000***
Organization: *OAO "Novgorodtelecom"*
Line of business: ***communication***
The position: ***the director of the branch "ETUS"***

The term: ***2000 – present time***
Organization: *JSC "Novgorodtelecom"*
Line of business: ***communication***
The position: ***the Assistant of the General director***

Lobe in the charter capital of the emitter: ***has no lobe***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Gugnin Dmitriy Alekseevich
Date of birth: ***1966***

The positions for the last 5 years:
The term: ***1993 - 1998***
Organization: *UCB "Novobank"*
Line of business: ***a banking***
The position: ***the Specialist of the department of the international payments and crediting***

The term: ***1998 – present time***
Organization: *JSC "Novgorodtelecom"*
Line of business: ***accounting and financial problems***

The position: ***the Chief accountant***

Lobe in the charter capital of the emitter: ***has no lobe***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

Riabov Michael Vasilievich
Date of birth: ***1949***

The positions for the last 5 years:
The term: ***1995 - 2000***
Organization: ***JSC " the Mobile telephone "***
Line of business: ***communication***
The position: ***the General director***

The term: ***2000 – present time***
Organization: ***JSC "Novgorodtelecom"***
Line of business: ***communication***
The position: ***the Assistant of the General director***

Lobe in the charter capital of the emitter: ***0.3 %***
Lobes in filial / dependent companies of the emitter:
Has no lobe

Rewards paid for the accounted quarter:
The given information is confidential

23. Rewards paid to the members of the Board of directors (supervisory council) and the other officials of the emitter.
The general size of rewards paid to all persons listed in the points 21 and 22, of an accounting period:
Wage (rbl).: ***244 226***
The premiums (rbl).: ***170 439***
Commissions (rbl).: ***0***
Diverse property granting (rbl).: ***232 083***
In total (rbl).: ***646 748***

See also the points 21 and 22

24. The information on the legal persons, the participant of which is the emitter.

The legal persons, not less than 5 percents of the charter capital of which, the emitter possesses:

The naming: ***JSC " the Mobile telephone "***
Location: ***Russian Federation, Novgorod the Great***
The mail address: ***173025, Novgorod the Great, Mira ave., 24, k 1***

Lobe of the emitter in the charter capital of the legal person: ***40 %***

The naming: ***JSC "NovgorodDatacom"***
Location: ***Russian Federation, Novgorod the Great***
The mail address: ***173000, Novgorod the Great, Kirovskaya street., 20***
Lobe of the emitter in the charter capital of the legal person: ***52 %***

The naming: ***JSC "MetroTelNovgorod"***
Location: ***Novgorod the Great.***
The mail address: ***173000 Novgorod the Great, Bolshaya Dvortsovaya, 2***
Lobe of the emitter in the charter capital of the legal person: ***50 %***

25. Lobes of the participation of all legal persons, in which the emitter possesses more than 5 percents of the charter capital, and also their officials in the charter capital of the emitter.

There are no such persons

.

26. The other affiliated persons of the emitter.
26.1 Naming: ***JSC "Sviazinvest"***
Location:. ***Moscow***
The mail address: ***119121. Moscow, Pluschiha street, 55 , building 2***
Lobe of the emitter in the charter capital of the given face: ***has no lobe***
Lobe of the given face in the charter capital of the emitter: ***38 %***

26.2 Naming: ***JSC " the Mobile telephone "***
Location: ***Novgorod the Great***
The mail address: ***173025 Novgorod the Great, Mira ave., 24 , k 1***
Lobe of the emitter in the charter capital of the given face: ***40 %***
Lobe of the given face in the charter capital of the emitter: ***has no lobe***

26.3 Naming: ***JSC " NovgorodDatacom "***
Location: ***Novgorod the Great***
The mail address: ***173000. Novgorod the Great, Kirovskaya street, 20***
Lobe of the emitter in the charter capital of the given face: ***52 %***
Lobe of the given face in the charter capital of the emitter: ***has no lobe***

26.4 ***Emelianov Nickolai Pavlovich***
Lobe of the given person in the charter capital of the emitter: ***2.4 %***

26.5 ***Ermolich Aleksandr Arkadievich***
Lobe of the given person in the charter capital of the emitter: ***has no lobe***

26.6 ***Ivanov Basil Semionovich***
Lobe of the given person in the charter capital of the emitter: ***0.1284 %***

26.7 ***Silkin Viktor Ivanovich***
Lobe of the given person in the charter capital of the emitter: ***0.0631 %***

26.8 ***Shalniov Nickolai Alekseevich***

Lobe of the given person in the charter capital of the emitter: ***has no lobe***

26.9 ***Novikov Viktor Evgenievich***
Lobe of the given person in the charter capital of the emitter: ***0.6134 %***

26.10 ***Lupanova Valentina Iosifovna***
Lobe of the given person in the charter capital of the emitter: ***0.8923 %***

26.11 ***Zabidarov Vladimir Nikolaevich***
Lobe of the given person in the charter capital of the emitter: ***0.0007 %***

26.12 Naming: ***JSC "MetroTelNovgorod"***
Location: ***Novgorod the Great***
The mail address: ***173000 Novgorod the Great, Bolshaya Dvortsovaya street, 2***
Lobe of the emitter in the charter capital of the given person: ***50 %***
Lobe of the given person in the charter capital of the emitter: ***has no lobe***

26.13 ***Pavlovskaya Ludmila Leonidovna***
Lobe of the given person in the charter capital of the emitter: ***has no lobe***

26.14 ***Fiodorov Oleg Romanovich***
Lobe of the given Person in the charter capital of the emitter: ***has no lobe***

26.15 ***Gugnin Dmitriy Alekseevich***
Lobe of the given person in the charter capital of the emitter: ***has no lobe***

26.16 ***Riabov Michael Vasilievich***
Lobe of the given person in the charter capital of the emitter: ***0.3 %***

27. Lobe of the participation of the emitter in the charter capital of the legal persons - affiliated persons.
See points 24, 25, 26

28. Lobe of participation of the affiliated persons of the emitter, and also their founders, officials in the charter capital of the emitter.
See points 24, 25, 26

29. The persons, which have 5 and more than this percents of the voices in the supreme body of control of the emitter.
The naming: ***JSC "Sviazinvest"***
Lobe: ***51 %***

The naming: ***JSC "Audit" MSB***
Lobe: ***6.7 %***

The naming: ***JSC " Bank the Credit Swiss First Boston "***
Lobe: ***9.6 %***

30. Participation of the emitter in the industrial, bank, financial groups, holdings, concerns and associations.
Organization: ***association of the operators of electric communication of Northwest locale of Russian Federation***
Place and functions of the emitter in organization: ***the member of the Association***

31. Branches and representations of the emitter.
The naming: ***Batetskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175001, Batetskiy settlement, Sovietskaya street, 1***
The chief: ***Yakovlev Serguei Nikolaevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Borovichskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***174001,. Borovichi, Gogolia street, 93***
The chief: ***Egorov Vladimir Aleksandrovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Valdaiskiy RCH***
Location: ***the Novgorod region***.
The mail address: ***175400,. Valdai, Truda street,. 2/10***
The chief: ***Grigoriev Vladimir Vadimovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Volotovskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175100, Volot, Sovietskiy ave., 1***
The chief: ***Petuhova Ludmila Ivanovna***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Demianskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175310, Demiansk, K.Libknehta street, 3***
The chief: ***Karpov Andrey Gennadievich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Krestetskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175460, Krestci, Moskovskaya street, 16***
The chief: ***Chernov Michael Ivanovich***
Date of discovering: ***24.05.1994***

Validity of the power of attorney: ***1.01.2001***

The naming: ***Lubitinskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***174760, Lubitino, Pushkinskaya street., 9a***
The chief: ***Zavatskiy Aleksandr Alekseevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Malovisherskiy RCH***
Location: ***the Novgorod region***
The mail address: ***174260, Malaya Vishera, Moskovskaya street, 21***
The chief: ***Begunov Evgeniy Vladimirovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Mariovskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175350, Mariovo, Polivanovoi street, 7***
The chief: ***Yakovlev Leonid Nikolaevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Moshenskoi RCH***
Location: ***the Novgorod region***
The mail address: ***174450,. Moshenskoie, Sovietskaia street, 4***
The chief: ***Vasiliev Uriy Mihailovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Okulovskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***174350,. Okulovka, Kirova street., 8***
The chief: ***Lebedev Igor Igorevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Parfinskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175130, Parfino , K.Marksa street, 63a***
The chief: ***Uss Zoya Ivanovna***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Pestovskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175510,. Pestovo, Profsoiuzov street,. 78***
The chief: ***Kozhemiakin Andrew Viktorovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Poddorskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175240, Poddorie, Oktiabrskaia street, 36***
The chief: ***Nikolaev Boris Aleksandrovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Soletskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175040,. Soltci, Komsomola street, 9a***
The chief: ***Liadov Evgeniy Urievich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Starorusskiy RCH***
Location: ***the Novgorod region***.
The mail address: ***175200, Staraya Russa, Volodarskogo street, 2***
The chief: ***Shkredov Vladimir Fedoseevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Hvoininskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***1745480, Hvoinaya, Krasnih Zor street, 25***
The chief: ***Ritova Natalia Nikolaevna***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Holmskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***175270, Holm, Komsomolskaia street, 4a***
The chief: ***Murskiy Aleksandr Nikolaevich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Chudovskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***174210,. Chudovo, Nekrasova street, 13***
The chief: ***Popov Serguei Borisovich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

The naming: ***Shimskiy RCH***
Location: ***the Novgorod region.***
The mail address: ***174150, Shimsk, Naberezhnaya street, 1a***
The chief: ***Gnedin Viacheslav Grigorievich***
Date of discovering: ***24.05.1994***
Validity of the power of attorney: ***1.01.2001***

32. Quantity of the workers of the emitter.

Medial-list number of the workers of the emitter, including the v kers working in its branches and representations, for an accounted period: *2 384*

33. Description of the main kinds of activity of the emitter.

JSC "Novgorodtelecom" is the largest telecommunication company in the Novgorod region granting to the inhabitants of the locale all main kinds of electric communication.

Problem of the company is to saturate the regional market with the modern kinds of services on the basis of electronic communication equipment and digital systems of transmission.

The potential market of services is the population of area - 740 thousands of people, 3682 settlements, 12610 firms and organizations.

The main kinds of activity of the JSC "Novgorodtelecom" are:

- ***Granting of services of the local and zone communication***
- ***Granting of services of a telegraph communication***
- ***Granting of services of the intercity and international commmunication***
- ***Granting of services of data transfer and telematic services***
- ***Transmission of the sound programs on a network of wiring broadcasting***

Alongside with the above-stated kinds of activity of the JSC "Novgorodtelecom" the granting of service of a system of a personal radiocall, service of radio-frequency voice communication, access to the world global network INTERNET, service of a directory service, and also executes the designing, complex delivery, mounting and exploitation of telecommunication systems, trade of a communication equipment, software engineering.

On the basis of joint cooperation the services of the trunk network, mobile communication, service of access to the high-velocity ATM networks are granted.

For 01.01.2001 in the region 156982 numbers of a fitted capacity are built, among them 29326 on the basis of a digital automatic telephone exchanges. The telephones, involved on a network, more than 145204, quantity of public loudspeakers - 78391.

The tariff incomes on the subindustries are divided as follows:
GTS - 27.5 % STS - 4.9 % MTS - 54.4 %
PV - 39 % DES - 4,5 % SS - 0.3 %

The intrusion of new engineering, dilating of the networks is conducted under a concrete consumer demand increasing not time-dependently of the year. The signal construction in the winter season is not carried out.

The main competitor in the branch of telecommunications is JSC ITS, granting the services only in Novgorod the Great.

34. Investment declaration. The description of activity of the emitter.
Is represented only by the investment funds

35. Schedules of the future activity of the emitter.
For the IV quarter of the year 2000 the investments to a fixed capital have compounded - 16.2 million. Rbl.
Including the following directions:

· ***development of a voice circuit of the Novgorod area - 12.9 million. Rbl.***
· ***an intrusion of a system of the time count of connections - No***
· ***acquisition of the equipment (not included to the estimates on the building) On the technical improvement and renovation - 3.3 million. Rbl***
· ***Input of funds - 19 million. Rbl***
The schedules of the future activity
The investments for the maiden quarter of the year 2001 - 3.2 million. Rbl.

36. Data about the charter capital of the emitter.
The size of the charter capital of the emitter (Rbl).: ***34 070 250***

Breakdown of the charter capital on the categories of the shares:
The common stocks:
Total amount (Rbl).: ***25 552 750***
Lobe in the charter capital: ***75.000183 %***
The preference shares:
Total amount (Rbl).: ***8 517 550***
Lobe in the charter capital: ***24.999963 %***
37. Data about a lobe of the state (municipal formation) in the charter capital of the emitter.
Lobe of the charter capital of the emitter located in the state (municipal) property:
There is no such lobe

The block of shares of the emitter fixed in the state (municipal) property:
There is no such lobe

Availability of the special right on a participation of Russian Federation, subjects of Russian Federation, municipal formations in the control of the emitter (" of the gold share "):
Is not stipulated

38. Data about the pronounced shares of the emitter.
Type: ***dace***
Nominal value (rbl).: ***250***
Quantity: ***170 352***
Total amount (rbl).: ***42 588 000***
Conditions of arrangement:

Type: ***privileged***
Nominal value (rbl).: ***250***

Quantity: *34 071*
Total amount (rbl).: *8 517 750*
Conditions of arrangement:

39. Essential contracts and purchase funds.
There are no such items

40. Purchase fund on the issue of the shares and valuable papers convertible in the share.
No

41. Information on the sanctions overlapped on the emitter, participation of it in juridicial proceedings and checks.
There are no such items
There were no such items

42. Essential facts (events, operating), having a place in an account quarter.
There were no such items

43. Information on the reorganization of the emitter, its filial and dependent companies.
There were no such items

44. Padding essential general information on the emitter.
Did not take place

Б. Data about the financial-economic activities of the emitter

45. Annual accounts for the last three fiscal years.
For a current accounting period is not represented

46. Accounts of the emitter for the accounted quarter.
For a current accounting period is not represented

47. Facts which have entailed increase or reduction of value of assets of the emitter more than on 10 percents for the accounting quarter.
Are not introduced to the report for the IV quarter

48. Facts which have entailed an increase in an accounting quarter of the profit (average general costs) of the emitter more than on 20 percents as contrasted to the previous quarter.
Are not introduced to the report for the IV quarter

49. Item of information on the formation and usage of the reserve and the other special funds of the emitter.
The surplus fund in an accounting quarter was not used

50. The bargains of the emitter in an accounting quarter, the size of which makes 10 and more than this percents from the assets of the emitter on the end of quarter precursor account.

The indicated bargains did not take place

51. Information on a direction of means, attracted by the emitter as a result of arrangement of emission valuable papers.

There are no indicated directions of draft of funds in the accounting quarter

52. Borrowings means obtained by the emitter and its associated companies in the accounting quarter.

The items of information on the value of the borrowings means obtained by the emitter on the end of the accounting quarter:

The naming of a parameter	*the rest by the beginning of the accounting year (rbl)*	*is obtained (rbl.)*	*is reset (rbl.)*	*the rest by the end of the accounting quarter (rbl)*
Long credits of banks	7 186 000	85 000	2 743 000	4 528 000
Including not extinguished in time	-	-	-	-
The other long-term loans	-	-	-	-
Including not extinguished in time	-	-	-	-
The near-term credits of banks	8 474 000	20 785 000	18 543 000	10 716 000
Including not extinguished in time	-	-	-	-
The credits of banks for the workers	-	-	-	-
Including not extinguished in time	-	-	-	-
Other moneys at short notice	-	-	-	-
Including not extinguished in time	-	-	-	-

53. Debt, accounts payable of the emitter and its associated companies for the accounting quarter.

The information on the value debt, accounts payable of the emitter on the end of the accounting quarter:

The naming of a parameter	*the rest by the beginning of the year (rbl)*	*is obtained (rbl.)*	*is reset (rbl.)*	*the rest by the end of the accounting quarter (rbl)*
1) Debt receivable:				
Near-term	-	-	-	-
Including overdue By the duration from above	-	-	-	-
3 months	-	-	-	-
Including on:				
Long-term	-	-	-	-
Including overdue	-	-	-	-
By the duration from				
above 3 months	-	-	-	-
Including on:				

2) Accounts payable:				
Near-term	-	-	-	-
Including overdue	-	-	-	-
By the duration from				
above 3 months	-	-	-	-
Including on:				
Long-term				
Including overdue				
By the duration from above 3 months				
Including on:				
Maintenance:				
Obtained				
Including from the third persons				
Including on:				
Issued				
Including third persons				
Including on:				
3) Motion of the bills:				
The bills issued	-			
Including overdue				
Including on:				
The bills obtained 000	1 800 000			1 800
Including overdue				
Including on:				

54. Financial embeddings of the emitter.

The information on the financial embeddings of the emitter for the end of the accounting quarter:

The naming of a parameter	***value of embeddings on the end of accounting quarter***		
	Near-term (till 1 year)	***long-term (from above 1year)***	***total***
Embeddings to the state valuable papers of Russian Federation			
Embeddings to the state valuable papers of the subjects of Russian Federation			
Embeddings to the valuable papers of institutions of local government			
Embeddings to the share, lobes, shares of the other organizations		536 000	536 000
Embeddings to the bonds and other liabilities			
Diverse given loans			
The investments in the associated companies of the emitter		102 000	102 000
The investments in dependent companies of the emitter		72 000	72 000

The financial embeddings to the organizations, which are eliminated according to the legislation of Russian Federation

The naming of the organization	*the date of liquidation*	*the body which has made a decision about the liquidation*	*value of investments (rbl.)*
No			
Total			

The financial embeddings to the organizations, which are eliminated according to the legislation of Russian Federation

The naming of the organization	*the date of liquidation*	*the body which has made a decision about the liquidation*	*value of embeddings (rbl.)*
No			
Total			
Value of assets of the emitter on an ending date of accounting quarter (rbl).			

Financial embeddings to the organizations, the investments to which make 10 and more than this percents from the assets of the emitter on an ending date of the accounting quarter

The naming of organization	*value of embeddings (руб.)*	*a lobe in assets*
No		
Total		

55. Other essential information on the financial-economic activities of the emitter

B. Data about valuable papers of the emitter

56. Item of information on the shares of the emitter.
Sequence number of the issue: ***1***
Category: ***dace***
Type of the shares: -
The form of the valuable papers: ***nominal***
Nominal value of the one valuable paper of the issue: ***500***
Quantity of the valuable papers of the issue: ***102 211***
Total amount of the issue: ***51 105 500***

The information on the state registration of the issue:
Date of registration: ***6.06.1994***
Registration number: ***50-1n-00303***
Body executed the state registration: ***financial bodies***

Way of arrangement: acquisition at the transformation to the joint-stock company
The term of arrangement: ***since 6.06.1994 till 18.08.1994***

The current condition of the issue: ***the arrangement is finished***

Quantity of the actually located valuable papers pursuant to the registered report on the totals of the issue:

The information on the state registration of the report about the totals of the issue:

Date of registration: ***11.07.1996***
Body executed the state registration: ***financial bodies***

Limitations in the circulation of the valuable papers of the issue (if those are available):
No

The market information on the valuable papers of the issue:
The shares are converted into the share of a new rating

The padding essential information on the valuable papers of the issue:
The nominal value of the shares is indicated disregarding the denomination

Sequence number of the issue: ***2***
Category: ***dace***
Type of the shares: -
The form of the valuable papers: ***nominal***
Nominal value of the one valuable paper of the issue: ***250 000***
Quantity of the valuable papers of the issue: ***102 211***
Total amount of the issue: ***25 552 750 000***

The information on the state registration of the issue:
Date of registration: ***3.10.1996***
Registering number: ***50-1-00303***
Body executed the state registration: ***financial bodies***

Way of arrangement: distribution among the shareholders
The term of arrangement: ***since 3.10.1996 till 6.10.1996***

Current condition of the issue: ***the arrangement is finished***
The quantity of the actually located valuable papers pursuant to the registered report on the totals of the issue:

The information on the state registration of the report about the totals of the issue:
Date of registration: ***11.11.1996***
Body executed the state registration: ***financial bodies***

Limitations in the circulation of the valuable papers of the issue (if those are available):
No

The market information on the valuable papers of the issue:

The shares passed the listing in RTS. Stock quotes in RTS on the end of an accounting period: on purchasing - $ 50, on sale - $ 75. Weighted average price for the end of a quarter - $ 62.5 Under the data of the information agency AKM $ 65.833

The padding essential information on the valuable papers of the issue:

Sequence number of the issue: ***1***
Category: ***privileged***
Type of the shares:
The form of the valuable papers: ***nominal***
Nominal value of the one valuable paper of the issue: ***500***
Quantity of the valuable papers of the issue: ***34 071***
Total amount of the issue: ***17 035 500***

The information on the state registration of the issue:
Date of registration: ***6.06.1994***
Registering number: ***50-1n-00303***
Body executed the state registration: ***financial bodies***

Way of arrangement: acquisition at the transformation to the joint-stock company
The term of arrangement: ***since 6.06.1994 till 18.08.1994***

Current conditions of the issue: ***the arrangement is finished***
The quantity of the actually located valuable papers pursuant to the registered report on the totals of the issue:

The items of information on the state registration of the report about the totals of the issue:
Date of registration: ***11.07.1996***
Body executed the state registration: ***financial bodies***

Limitations in the circulation of the valuable papers of the issue (if those are available):
No

The market information on the valuable papers of the issue:
The shares are converted in the shares of a new rating

The padding essential information on the valuable papers of the issue:

Sequence number of the issue: ***2***
Category: ***privileged***
Type of the shares:

The form of the valuable papers: ***nominal***
Nominal value of the one valuable paper of the issue: ***250 000***
Quantity of the valuable papers of the issue: ***34 071***
Total amount of the issue: ***8 517 750 000***

The information on the state registration of the issue:
Date of registration: ***3.10.1996***
Registering number: ***5 - 1n-00303***
Body executed the state registration: ***financial bodies***

Way of the arrangement: distribution among the shareholders
The term of the arrangement: ***since 3.10.1996 till 6.10.1996***

Current condition of the issue: ***the arrangement is finished***
Quantity of the actually located valuable papers pursuant to the registered report on the totals of the issue:

The items of the information on the state registration of the report about the totals of the issue:
Date of registration: ***11.11.1996***
Body executed the state registration: ***financial bodies***

Limitations in the circulation of the valuable papers of the issue (if those are available):
No

The market information on the valuable papers of the issue:
The shares are converted into the shares of a new rating

The padding essential information on the valuable papers of the issue:

57. The information on the bonds of the emitter.

D. Other information about the valuable papers of the emitter.

58, 59, 60. The rights of the shareholders of the emitter. The dividends under the shares of the emitter.
Category (type) of the shares: ***A (privileged)***
The rights of the shareholder of the given category (type): ***1. The preference shares of the Company of the one type have an identical nominal value and grant the shareholders - their owners an identical volume of the rights.***
2 Shareholders - owners of the preference shares have the right to participate in the general meetings without a suffrage, except the cases, foreseen by the current legislation and the charter of the Company.
3. The shareholder - owner of the preference shares has the prime right as contrasted to the owners of the common stocks in obtaining of the:
- Dividends in the sizes and order, foreseen by the present charter;
- Calculated, but not paid dividends at the liquidation of the Company;

- Lobe of the cost of the property of the Company (liquidating cost), remaining after its liquidation.

Dividends on the shares of the given category (type):
The term: ***1996.***
The size of the dividends calculated on the one share (rbl).: ***49 540***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***1 687 900 000***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***1 687 900 000***

The term: ***1997.***
The size of the dividends calculated on the one share (rbl).: ***52.25***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***1 780 200***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***1 780 200***

The term: **1998**.
The size of the dividends calculated on the one share (руб).: ***25.17***
Total sum of the dividends calculated on the share of the given category (type) (rbl.): ***857 500***
Total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***852 700***

The term: ***1999.***
The size of the dividends calculated on the one share (rbl).: ***75.28***
Total sum of the dividends calculated on the share of the given category (type) (rbl.): ***2 565 000***
Total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***2 256 801***

The size of the calculated dividends under the shares of the given category (type), term of payment on which one have not began yet (rbl).:

Category (type) of the shares: ***C dace***
The rights of the shareholder of the given category (type): ***1. The common stocks of the Company are the voting shares on all the problems of the competence of the general meeting.***
2. The shareholders - owners of the common stocks have the right for the obtaining of the dividends only after the owners of the preference shares.
3. The shareholders - owners of the common stocks participate in distribution of property of the Company in case of its liquidation by order of the third sequential queue, after the payments under the shares, which should be redeemed pursuant to the item 5.10 of the charter (maiden sequential queue), after the payment of the calculated, but not paid preferred dividends and of the liquidating cost of the preference shares (second sequential queue) defined by the charter of the Company.

Dividends on the shares of the given category (type):
The term: ***1996.***
The size of the dividends calculated on the one share (rbl).: ***4 954***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***506 400 000***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***506 400 000***

The term: ***1997.***
The size of the dividends calculated on the one share (rbl).: ***7.43***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***759 600***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***759 600***

The term: ***1998.***
The size of the dividends calculated on the one share (rbl).: ***2.52***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***257 300***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***198 407***

The term: ***1999.***
The size of the dividends calculated on the one share (rbl).: ***15.06***
The total sum of the dividends calculated on the share of the given category (type) (rbl.): ***1 539 000***
The total sum of the dividends actually paid on the shares of the given category (type) (rbl.): ***1 322 146***

The size of the calculated dividends under the shares of the given category (type),the term of payment on which have not began yet (rbl).:

61. Limitations in circulation of the valuable papers.
See points 56 and 57

62. Other essential information on the valuable papers of the emitter.
No